                                BBN CORPORATION
                            150 CAMBRIDGEPARK DRIVE
                        CAMBRIDGE, MASSACHUSETTS 02140

                                                                   May 12, 1997

Dear Stockholder:

  We are pleased to report that BBN Corporation (the "Company") has entered into a merger agreement with GTE Corporation ("GTE") and one of its subsidiaries that provides for the acquisition of the Company by GTE at a price of $29.00 per share in cash. Under the terms of the proposed transaction, a GTE subsidiary is today commencing a cash tender offer for all outstanding shares of the Company's common stock at $29.00 per share. Following the successful completion of the GTE tender offer, the GTE subsidiary will be merged into the Company and all shares not purchased in the GTE tender offer will be converted into the right to receive $29.00 per share in cash in the merger.

  YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE GTE TENDER OFFER AND DETERMINED THAT THE TERMS OF THE TENDER OFFER AND THE MERGER, TAKEN TOGETHER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS ACCEPTANCE OF THE GTE TENDER OFFER AND APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER BY THE SHAREHOLDERS OF THE COMPANY.

  In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors. These factors included the opinion dated May 6, 1997 of Alex. Brown & Sons Incorporated ("Alex. Brown"), financial advisor to the Company, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the cash consideration of $29.00 per share to be received by Company shareholders (other than GTE and its affiliates) in the offer and the merger was fair from a financial point of view to such shareholders.

  Accompanying this letter is a copy of the Company's
Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed is GTE's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read the enclosed materials, including Alex. Brown's opinion which is attached to the Schedule 14D-9, carefully.

  The management and directors of BBN Corporation thank you for the support you have given the Company.

                                          Sincerely,

                                          /s/ George H. Conrades
                                          George H. Conrades
                                          Chairman of the Board, President
                                          and Chief Executive Officer

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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                               ----------------

                                 SCHEDULE 14D-9
               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                                BBN CORPORATION
                           (Name of Subject Company)

                               ----------------

                                BBN CORPORATION
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                       (INCLUDING THE ASSOCIATED RIGHTS)
                        (Title of Classes of Securities)

                                   055283105
                     (CUSIP Number of Class of Securities)

                               ----------------

                                  JOHN MONTJOY
                             SENIOR VICE PRESIDENT
                                BBN CORPORATION
                            150 CAMBRIDGEPARK DRIVE
                         CAMBRIDGE, MASSACHUSETTS 02140
                                 (617) 873-2000

          (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications on Behalf of
                          the Person Filing Statement)

                               ----------------

                                 WITH A COPY TO

                             ROBERT F. HAYES, ESQ.
                                  ROPES & GRAY
                            ONE INTERNATIONAL PLACE
                          BOSTON, MASSACHUSETTS 02110
                                 (617) 951-7000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is BBN Corporation, a Massachusetts corporation (the "Company"). The address of the principal executive offices of the Company is 150 CambridgePark Drive, Cambridge, Massachusetts 02140. The title of the class of equity securities to which this Statement relates is the shares of common stock, par value $1.00 per share, of the Company (the "Common Stock"), together with the associated rights (the "Rights," and together with the Common Stock, the "Shares") to purchase shares of Common Stock issued pursuant to the Common Stock Rights Agreement dated as of June 23, 1988, as amended (the "Rights Agreement"), between the Company and The First National Bank of Boston (the "Rights Agent").

ITEM 2. TENDER OFFER OF THE BIDDER

  This Statement relates to a tender offer by GTE Massachusetts Incorporated, a Massachusetts corporation ("Purchaser") and a wholly owned subsidiary of GTE Corporation, a New York corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated May 12, 1997 offering to purchase all of the outstanding Shares at a price of $29.00 per Share, net to the seller in cash, without interest thereon upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 12, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer").

  The Offer is being made pursuant to an Agreement and Plan of Merger dated as of May 5, 1997 (the "Merger Agreement") among Parent, Purchaser, and the Company. The Merger Agreement provides that, among other things, as soon as practicable after the consummation of the Offer and satisfaction or, if permissible, waiver of the conditions to the Merger (as defined below) Purchaser shall be merged with and into the Company (the "Merger"), the separate corporate existence of Purchaser shall cease, and the Company shall continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is filed as Exhibit 1 to this Statement and is incorporated herein by reference.

  According to the Offer to Purchase, the principal executive offices of Parent and Purchaser are located at One Stamford Forum, Stamford, Connecticut 06904.

ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

  (b) Certain contracts, agreements, arrangements or understandings between the Company and its executive officers, directors and affiliates are described under the captions "1. Election of Directors", "Principal Holders of Company Common Stock", "Compensation and Certain Other Transactions Involving Executive Officers" and "Report of Compensation and Stock Option Committee on Annual Executive Compensation" on pages 4-8 and 18-31 of the Company's Proxy Statement dated October 2, 1996 for its 1996 Annual Meeting of Shareholders (the "1996 Proxy Statement"). A copy of such portion of the 1996 Proxy Statement is filed as Exhibit 4 to this Statement and is incorporated herein by reference.

INDEMNIFICATION UNDER MASSACHUSETTS LAW, THE COMPANY'S RESTATED ARTICLES OF ORGANIZATION AND BY-LAWS AND THE MERGER AGREEMENT

  The Company is organized under the laws of Massachusetts. The Massachusetts Business Corporation Law (the "MBCL") provides that indemnification of directors, officers, employees, and other agents of a Massachusetts corporation, and persons who serve at its request as directors, officers, employees, or other agents of another organization, or who serve at its request in any capacity with respect to any employee benefit plan, may be provided by the corporation to whatever extent is specified in the charter document or votes adopted by its shareholders, except that no indemnification may be provided for any person with respect to any matter as to which the person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his/her action was in the best interests of the corporation, or to the extent that such matter relates to services with respect to an employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan. Under Massachusetts law, a corporation can purchase and maintain insurance on behalf of any person against any liability incurred as a director, officer, employee, agent, or person serving at the request of the corporation as a director, officer, employee, or other agent of another organization or with respect to any employee benefit plan, in his/her capacity as such, whether or not the corporation would have the power to itself indemnify him/her against such liability.

  The Company's Restated Articles of Organization provide that a director of the Company shall not be liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exculpation from liability is not permitted by the MBCL as the same exists now or may hereafter be amended. Such Restated Articles of Organization provide further that no amendment to or repeal of the foregoing provision shall apply to or have any effect on the liability or alleged liability of any director for or with respect to any act or omission of such director occurring prior to such amendment or repeal.

  The Company's By-laws provide that the Company shall, to the extent legally permissible, indemnify each of its directors and officers (including persons who serve at its request as directors, officers, or trustees of another organization in which it has any interest, as a shareholder, creditor or otherwise) against all liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees, reasonably incurred by him/her in connection with the defense or disposition of any action, suit, or other proceeding, whether civil or criminal, in which he/she may be involved or with which he/she may be threatened, while in office or thereafter, by reason of his/her being or having been such a director or officer, except with respect to any matter as to which he/she shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his/her action was in the best interests of the Company; provided, however, that as to any matter disposed of by a compromise payment by such director or officer, pursuant to a consent decree or otherwise, no indemnification either for said payment or for any other expenses shall be provided unless such compromise shall be approved as in the best interests of the Company, after notice that it involves such indemnification, (a) by a disinterested majority of the directors then in office; or (b) by a majority of the disinterested directors then in office, provided that there has been obtained an opinion in writing of independent legal counsel to the effect that such director or officer appears to have acted in good faith in the reasonable belief that his/her action was in the best interests of the Company; or (c) by the holders of a majority of the outstanding stock at the time entitled to vote for directors, voting as a single class, exclusive of any stock owned by any interested director or officer. The By-laws further provide that the right of indemnification provided therein shall not be exclusive of or affect any other rights to which any director or officer may be entitled.

  The Company maintains a Directors and Officers Liability and Corporate Reimbursement Insurance Policy and a Fiduciary Responsibility Insurance Policy covering its directors and officers.

  The Merger Agreement provides that, from and after the consummation of the Offer, Parent shall cause the Company and, after the Effective Time, the Surviving Corporation to indemnify, defend, and hold harmless the present and former directors and officers of the Company and its subsidiaries (each an "Indemnified Party") against all losses, claims, damages, or liabilities arising out of actions or omissions in their capacity as a director or officer of the Company or a subsidiary occurring on or prior to the consummation of the Offer to the maximum extent permitted or required under the MBCL and the Company's By-laws in effect on the date of the Merger Agreement, including provisions with respect to advances of expenses incurred in the defense of any action or suit, provided that any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under the MBCL and the Company's By-laws shall be made by independent legal counsel selected in good faith by the Surviving Corporation. From and after the consummation of the Offer, Parent shall cause the Company and, after the Effective Time, the Surviving Corporation, to pay from time to time in advance of the disposition of any such action, suit, or other proceeding expenses, including counsel fees, reasonably incurred by the Indemnified Party in connection with any such action, suit, or other proceeding; provided that such Indemnified Party shall undertake to repay the amounts so paid if it is ultimately determined that indemnification for such expenses is not authorized under the Merger Agreement or otherwise.

  Pursuant to the Merger Agreement, from and after the consummation of the Offer, Parent shall cause the Company and, after the Effective Time, the Surviving Corporation to maintain the Company's existing officers' and directors' liability insurance ("D&O Insurance") in full force and effect without reduction of coverage for a period of three years after the Effective Time; provided that the Surviving Corporation will not be required to pay an annual premium therefor in excess of 200% of the last annual premium paid prior to the date of the Merger Agreement (the "Current Premium"); and, provided, further, that if the existing D&O Insurance expires, is terminated, or canceled during the 3-year period, the Surviving Corporation will use reasonable efforts to obtain as much D&O Insurance as can be obtained for the remainder of such period for a premium on an annualized basis not in excess of 200% of the Current Premium.

  The Merger Agreement provides that the Company will maintain, through the Effective Time, the Company's existing D&O Insurance in full force and effect without reduction of coverage.

  Pursuant to the Merger Agreement, if the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger and the continuing or surviving entity does not assume the obligations of the Surviving Corporation relating to indemnification of officers and directors of the Company set forth in Section 6.9 of the Merger Agreement, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in Section 6.9 of the Merger Agreement.

THE MERGER AGREEMENT

  The following is a summary of certain provisions of the Merger Agreement. Such summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed herewith as Exhibit 1 and is incorporated herein by reference. Capitalized terms not otherwise defined in the following summary of certain provisions of the Merger Agreement have the respective meanings ascribed to them in the Merger Agreement.


  THE OFFER. The Merger Agreement provides for the making of the Offer by Purchaser. Subject to the Merger Agreement not having been terminated in accordance with its terms and to the Conditions (as defined below) to the Offer, Purchaser has agreed to accept for payment and pay $29.00 per share (the "Offer Price") for all the Shares validly tendered pursuant to the Offer and not withdrawn prior to the expiration date of the Offer, as promptly as practicable following the expiration date. Pursuant to the Merger Agreement and subject to the Conditions, if all of the Conditions are not satisfied on the initial expiration date of the Offer and the Agreement has not been terminated in accordance with its terms, Purchaser shall extend (and re-extend) the Offer through the Final Termination Date to provide time to satisfy such Conditions. The Final Termination Date shall initially be August 15, 1997; provided, however, if the Purchaser shall extend the Offer pursuant to the provisions of the last sentence of this paragraph beyond August 15, 1997, the Final Termination Date shall be November 15, 1997. In addition, whether or not the Conditions have been satisfied, Purchaser may, in its judgment, extend and reextend the Offer, from time to time, but in no event beyond November 15, 1997, if it believes such extension is advisable in order to facilitate the orderly transition of the business of the Company and to preserve and maintain the Company's business relationships.

  The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to (i) the tender and non-withdrawal of Shares which, when added to the Shares then beneficially owned by Parent, constitutes two-thirds of the outstanding Shares and (ii) the satisfaction of certain other Conditions described below. Subject to the terms of the Merger Agreement, Purchaser reserves the right to amend the terms and conditions of the Offer provided that, without the written consent of the Company, no amendment to the Offer may be made which (i) decreases the price per Share or changes the form of consideration to be paid in the Offer, (ii) decreases the number of Shares sought in the Offer, or (iii) imposes additional conditions to the Offer other than those described below or amends any other term of the Offer in any manner adverse to holders of Shares.

  CONDITIONS TO THE OFFER. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including without limitation, Rule 14e-1(c) under the Securities Exchange Act of 1934 (the "Exchange Act") (relating to Purchaser's obligation to pay for or return Shares promptly after termination or withdrawal of the Offer), pay for, or may delay the acceptance for payment of or payment for, any tendered shares, or may, in its sole discretion, terminate or amend the Offer as to any Shares not then paid for, if
(i) any applicable waiting period under the HSR Act shall not have expired or been terminated, (ii) the number of Shares validly tendered and not withdrawn when added to the Shares then beneficially owned by Parent does not constitute two-thirds of the Shares then outstanding; or (iii) on or after the date of the Merger Agreement and at or before the time of payment for the Shares, any of the following events shall occur and be continuing:

    (a) there shall have occurred and be continuing (1) any general suspension of trading in, or limitation on prices for, securities on the NYSE, (2) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (3) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States and having had or being reasonably likely to have a Material Adverse Effect (as defined hereinafter) or would restrain, prohibit or delay beyond the Final Termination Date the consummation of the Offer, (4) any limitation or proposed limitation (whether or not mandatory) by any Governmental Entity, or any other event, that materially adversely affects generally the extension of credit by banks or other financial institutions,
  (5) from the date of the Merger Agreement through the date of termination or expiration of the Offer, a decline of at least 25% in the Standard & Poor's 500 Index or (6) in the case of any of the situations described in clauses (1) through (5) inclusive, existing at the date of the Merger Agreement, a material acceleration, escalation or worsening thereof;

    (b) (i) the representations and warranties of the Company set forth in the Merger Agreement shall not have been true and correct in any material respect on the date of the Merger Agreement or (ii) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct in any respect as of the scheduled expiration date (as such date may be extended) of the Offer as though made on or as of such date or the Company shall have breached or failed in any respect to perform or comply with any obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it except, in each case with respect to clause (ii), (x) for changes specifically permitted by the Merger Agreement and (y) (A) for those representations and warranties that address matters only as of a particular date which are true and correct as of such date or (B) where the failure of representations and warranties (without giving effect to any limitation based on "materiality," "Material Adverse Effect" or words of similar effect set forth therein) to be true and correct, or the performance or compliance with such obligations, agreements or covenants, would not in the aggregate reasonably be expected to have a Material Adverse Effect;

    (c) there shall be any action or proceeding commenced by or before, or threatened in writing by, any Governmental Entity, which has a reasonable likelihood of success and which, if decided adversely to the Company, would have a Material Adverse Effect or would restrain, prohibit or delay beyond the Final Termination Date the consummation of the Offer and if decided adversely to Parent, would have the effect of (i) making the purchase of, or payment for, some or all of the Shares pursuant to the Offer or the Merger or otherwise illegal, or resulting in a material delay in the ability of Parent or Purchaser to accept for payment or pay for some or all of the Shares, (ii) compelling Parent or Purchaser to dispose of or hold separately all or any material portion of the Company's or Parent's business or assets, (iii) making illegal, or otherwise directly or indirectly restraining or prohibiting or imposing material financial burdens, penalties or fines or requiring the payment of material damages in connection with the making of, the Offer, the acceptance for payment of, payment for, or ownership, directly or indirectly, of some of or all the Shares by Parent or Purchaser, the consummation of the Offer or the Merger,
  (iv) otherwise preventing consummation of the Offer or the Merger, or (v) imposing limitations on the ability of Parent or Purchaser effectively (A) to acquire, hold or operate the business of the Company and its subsidiaries taken as a whole or (B) to exercise full rights of ownership of the Shares acquired by it, including, but not limited to, the right to vote the Shares purchased by it on all matters properly presented to the stockholders of the Company, which, in either case, would effect a material diminution in the value of the Company or the Shares;

    (d) there shall been any law, rule or regulation enacted, promulgated, entered or deemed applicable to the Offer or the Merger Agreement or any other action shall have been taken or threatened in writing, by any Governmental Entity on or after the date of the Offer that would reasonably be expected to, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (c) above;

    (e) the Board of Directors of the Company shall have publicly (including by amendment of its Schedule 14D-9) withdrawn or adversely modified its recommendation of acceptance of the Offer;

    (f) since the date of the Merger Agreement, there shall have occurred any event or events that, singly or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect; or

    (g) the Merger Agreement shall have been terminated in accordance with its terms, or Parent or Purchaser shall have reached an agreement or understanding in writing with the Company providing for termination or amendment of the Offer;

which, in any such case, and regardless of the circumstances (including any action or inaction by Parent or Purchaser) giving rise to any such conditions, makes it in the sole discretion of Parent inadvisable to proceed with the Offer and/or with such acceptance for payment of or payment for the Shares.

  The foregoing conditions (the "Conditions") are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such Condition and may be waived by Parent or Purchaser, in whole or in part, at any time and from time to time, in the sole discretion of Parent or Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any right and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

  RECOMMENDATION. In the Merger Agreement, the Company states that the Board has unanimously (i) determined that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company and (ii) resolved to recommend acceptance of the Offer and approval and adoption of the Merger Agreement and the Merger by the stockholders of the Company.

  THE MERGER. The Merger Agreement provides that, as soon as practicable following the purchase of Shares pursuant to the Offer, and the satisfaction or waiver of the other conditions to the

Merger, or on such other date as the parties thereto may agree (such agreement to require the approval of the majority of the Continuing Directors, if at that time there shall be any Continuing Directors), Purchaser will be merged with and into the Company. The Merger shall become effective by filing with the Secretary of State of Massachusetts articles of merger (the "Articles of Merger") in accordance with the relevant provisions of the MBCL at such time (the time the Merger becomes effective being the "Effective Time").

  At the Effective Time, (i) each Share issued and outstanding immediately prior to the Effective Time (other than Shares described in clause (ii) below) will be converted into the right to receive $29.00 in cash, or any higher price paid per Share in the Offer, without interest thereon (the "Merger Price"); (ii) (a) each Share held in the treasury of the Company or held by any wholly owned subsidiary of the Company and each Share held by Parent or any wholly owned subsidiary of Parent immediately prior to the Effective Time will be cancelled and retired and cease to exist; (b) each Share held by any holder who has perfected any dissenters' rights under the MBCL, as applicable (the "Dissenting Shares"), will not be converted into or be exchangeable for the right to receive the Merger Price, and (iii) each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into and exchangeable for one share of common stock of the Surviving Corporation.

  The Merger Agreement provides that the Articles of Organization and By-laws of the Company as in effect at the Effective Time (including such amendments to the Articles of Organization as are effected by the Articles of Merger) will be the Articles of Organization and By-laws of the Surviving Corporation until amended in accordance with applicable law. The Merger Agreement also provides that (i) the directors of Purchaser at the Effective Time will be the initial directors of the Surviving Corporation, (ii) the officers of the Company at the Effective Time will be the initial officers of the Surviving Corporation, and (iii) the initial officers and directors of the Surviving Corporation will hold office from the Effective Time until their respective successors are duly elected or appointed and qualify in the manner provided in the Articles of Organization and By-laws of the Surviving Corporation, or as otherwise provided by applicable law.

  TREATMENT OF OPTIONS AND CERTAIN OTHER STOCK PURCHASE RIGHTS. In the Merger Agreement, the Company has agreed, with certain exceptions, that it will not grant to any non-employees, including non-employee members of the Board of Directors ("Directors"), and former employees (collectively "Non-Employees"), or to any current employees any options to purchase Shares, stock appreciation rights, restricted stock, restricted stock units or any other real or phantom stock or stock equivalents on or after the date of this Agreement. Options to acquire Shares which were outstanding as of the date of the Merger Agreement and which were granted to employees or Non-Employees under any stock option plan, program or similar arrangement of the Company or any of its subsidiaries ("Options"), other than Options which constitute Restricted Stock (as defined below) and Options under the ESPP (as defined below) are treated in the Merger Agreement as follows:

    (i) Each current employee as of the date of the Merger Agreement whose annual base salary is $80,000 or more ("Key Employee") and who is holding Options which have an exercise price ("Exercise Price") less than the Offer Price ("In the Money Options") and which are vested as of the date on which the consummation of the Offer occurs (the "Closing Date") may make an irrevocable election on a grant by grant basis to be effective immediately following the Closing Date to receive in exchange for cancellation of each such vested In the Money Option either (A) a credit to an individual deferred compensation book account equal to the excess of the Offer Price over the Exercise Price of such In the Money Option times the number of Shares subject to such In the Money Option, such deferred compensation book account to have the terms described below, or (B) an option to purchase a number of shares of Parent common stock (a "Parent Option") equal to 150% of the number of Shares subject to the Key Employee's In the Money Option; provided that (x) the Parent Option received in the exchange will be fully vested and have the same expiration date as the vested In the Money Option exchanged therefor, (y) the Exercise Price of the Parent Option is equal to the Fair Market Value (as defined below), and (z) the Parent Option is governed by the provisions of the GTE Corporation 1997 Long-Term Incentive Plan ("LTIP") and by applicable LTIP award agreements. For purposes of the relevant portions of the Merger Agreement, the deferred compensation book account is denominated in Parent phantom stock units, and dividend equivalent payments will be credited to such deferred compensation book account at such time and in such manner as dividends are paid on Parent common stock. Before the third anniversary of the Closing Date, no distribution may be made in respect of the deferred compensation book account to a Key Employee who is employed by Parent or an affiliate of Parent. The dividend equivalent payments on the deferred compensation book account are subject to forfeiture in the event the Key Employee is not employed by Parent or an affiliate of Parent on any date that precedes the third anniversary of the Closing Date. Parent will determine administrative procedures and provisions with regard to the deferred compensation book account. In the event a Key Employee does not make such an irrevocable election before the Closing Date, the Key Employee will be deemed to have irrevocably elected the deferred compensation book account credit as described in clause (A) of the first sentence of this paragraph (i), and all In the Money Options will be canceled. "Fair Market Value" means the average of the high and low sales price of the Parent common stock on the composite tape of the New York Stock Exchange issues as of the Closing Date, or, in the event that no trading occurs on such day, then the applicable value will be determined on the last preceding day on which trading took place.

    (ii) Each current employee whose annual base salary as of the date of the Merger Agreement is less than $80,000 ("Employee") who is holding In the Money Options which are vested as of the Closing Date may make an irrevocable election on a grant by grant basis to be effective immediately following the Closing Date to receive in exchange for cancellation of each such vested In the Money Option either (A) a cash payment equal, for each such In the Money Option, to the excess of the Offer Price of a Share over the Exercise Price of such In the Money Option times the number of Shares subject to such In the Money Option, or (B) a Parent Option to purchase a number of shares of Parent common stock equal to 150% of the number of Shares subject to the Employee's In the Money Option; provided that (x) the Parent Option received in the exchange will be fully vested and have the same expiration date as the vested In the Money Option exchanged therefor,
  (y) the Exercise Price of the Parent Option will equal the Fair Market Value, and (z) the Parent Option will be governed by the provisions of the LTIP and by applicable LTIP award agreements. In the event an Employee does not make such election before the Closing Date, the Employee will be deemed to have irrevocably elected the cash payment described in clause (A) of the preceding sentence, and all In the Money Options will be canceled.

    (iii) Options of Key Employees or Employees which have an Exercise Price equal to or in excess of the Offer Price ("Under-Water Options"), regardless of whether such Under-Water Options are vested as of the Closing Date, will immediately following the Closing Date be canceled and exchanged for Parent Options to purchase a number of shares of Parent common stock equal to 100% of the number of Shares subject to the Key Employee's or Employee's Under-Water Options, provided that (x) the Parent Options received in the exchange will have the same vesting schedule and expiration date as the Under-Water Options exchanged therefor, (y) the Exercise Price of the Parent Options will equal the Fair Market Value, and (z) the Parent Options will be governed by the provisions of the LTIP and by applicable LTIP award agreements. Notwithstanding the foregoing, if, on or after the date of the Merger Agreement, a Key Employee exercises vested In the Money Options that, on the date of the Merger Agreement, represent 50% or more of the dollar value of the Key Employee's vested In the Money Options, all of such Key Employee's Under-Water Options will be canceled immediately, the exchange provisions of this paragraph (iii) will not apply to such Key Employee, and such Key Employee will receive the sum of one dollar ($1.00) as good and valuable consideration for all of such Key Employee's Under-Water Options. For purposes of the immediately preceding sentence, the dollar value of a vested

  In the Money Option will be equal to the excess of the Offer Price over the Exercise Price of such In the Money Option times the number of Shares subject to the vested In the Money Option.

    (iv) In the Money Options of individuals who are Non-Employees as of the date of the Merger Agreement, including Directors, which are vested as of the Closing Date will, immediately following the Closing Date, be canceled and exchanged for a cash payment equal, for each vested In the Money Option, to the excess of the Offer Price of a Share over the Exercise Price of such In the Money Option times the number of Shares subject to such In the Money Option. All other Options of Non-Employees, including Directors, will be canceled immediately as of the Closing Date and each such Non-Employee will receive the sum of one dollar ($1.00) as good and valuable consideration for all such Options.

    (v) With respect to In the Money Options of Key Employees, Employees and Non-Employees, including Directors, the Board of Directors or an appropriate committee thereof, will provide for the full and immediate vesting of such In the Money Options as of the Closing Date. Except as provided in the immediately preceding sentence on or after the date of the Merger Agreement, the Board of Directors will not make any other changes to the terms and conditions of any outstanding Options, stock appreciation rights, restricted stock, restricted stock units or any other real or phantom stock or stock equivalents.

  Pursuant to the Merger Agreement, on the Closing Date, employees of the Company who hold Shares subject to a risk of forfeiture within the meaning of
Section 83(a) of the Internal Revenue Code of 1986, as amended (the "Code"), or Options with an exercise price of zero dollars ($0.00) ("Restricted Stock") will receive in exchange for such Restricted Stock a right to receive a number of Parent phantom stock units pursuant to a phantom stock plan ("Phantom Stock Units") determined by dividing (A) the product of (i) the number of shares of Restricted Stock held by such employee on the Closing Date, and (ii) the Offer Price, by (B) the Fair Market Value. Such Phantom Stock Units will be credited with dividend equivalent units at such time and in such manner as dividends are normally paid on Parent common stock, and the Phantom Stock Units and dividend equivalent units will be subject to the same vesting schedule as the Restricted Stock which was exchanged for the Phantom Stock Units. Upon the Phantom Stock Units vesting, the employee will receive payment of the vested amounts in cash (less applicable withholding taxes). Parent will determine administrative procedures and provisions with regard to Phantom Stock Units. The Merger Agreement also provides that immediately following the Closing Date, Restricted Stock purchased by certain Key Employees and Directors pursuant to the Company's 1996 Restricted Stock Plan will no longer be subject to a risk of forfeiture within the meaning of Section 83(a) of the Code and will be tendered to Purchaser in exchange for cash equal to the Offer Price times the number of Shares so tendered. At the Closing Date, Company stock units in the deferred compensation account of each Director who participates in the Company's Deferred Compensation Plan for Directors (the "DCP") will be converted into a number of Phantom Stock Units determined by dividing (A) the product of (i) the number of Company stock units credited to the Director's deferred compensation account under the DCP as of the Closing Date, and (ii) the Offer Price, by (B) the Fair Market Value. Such Phantom Stock Units will be credited with dividend equivalent units at such time and in such manner as dividends are paid on Parent common stock. A cash payment equal to the Phantom Stock Units will be made to the Directors as soon as practicable after January 1, 1998. Parent will determine administrative procedures and provisions with regard to the Phantom Stock Units.

  The Merger Agreement also provides that, prior to the Closing Date, the Board of Directors, or an appropriate committee thereof, will cause written notice of the Merger Agreement to be given to persons holding "options" (as defined in the Company's Employee Stock Purchase Plan (the "ESPP")) to purchase Shares ("Purchase Rights") under the ESPP. The Merger Agreement provides that immediately following the Closing Date, all Purchase Rights will be accelerated as if the Closing Date was the last day of the "option period" (as defined in the ESPP), such Purchase Rights will be automatically canceled and terminated on such day and the contributions to the ESPP during such option period will be refunded to the holder of the Purchase Right (the "Refund Amount"), and each holder of a Purchase Right will be entitled to receive as soon as practicable thereafter from the Company in consideration for such cancellation an amount in cash (less applicable withholding taxes, but without interest) equal to (a) the product of (i) the number of Shares (and fractions thereof) subject to such Purchase Right of such holder as of the Closing Date, multiplied by (ii) the Offer Price, less
(b) the Refund Amount of such holder. The foregoing is subject to the right of an ESPP participant to terminate the participant's payroll deduction authorization under the ESPP and to cancel the participant's option and withdraw from the ESPP at any time prior to the Closing Date.

  REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains certain representations and warranties of the parties including representations by the Company as to organization, capitalization, authority relative to the Merger Agreement, no defaults, consents and approvals, financial statements and SEC reports, absence of certain changes concerning the Company's business, litigation and compliance with law, environmental matters, governmental authorizations, offer documents, brokers, employee agreements and benefits, receipt of a fairness opinion, material agreements, title to properties and encumbrances thereon, intellectual property, tax matters, interested party transactions, governmental contracts and takeover statutes.

  CERTAIN AGREEMENTS REGARDING THE BOARD. The Merger Agreement provides that in the event that Purchaser acquires at least a majority of the Shares outstanding pursuant to the Offer, Parent shall be entitled to designate for appointment or election to the Board, upon written notice to the Company, such number of persons so that the designees of Parent constitute the same percentage (but in no event less than a majority) of the Board (rounded up to the next whole number) as the percentage of Shares acquired pursuant to the Offer. Prior to the consummation of the Offer, the Company will increase the size of the Board or obtain the resignation of such number of directors as is necessary to enable such number of Parent designees to be so elected. In the Merger Agreement, the Company, Parent and Purchaser have agreed to use their respective reasonable best efforts to ensure that at least two of the members of the Board shall, at all times prior to the Effective Time be, Continuing Directors.

  Following the election or appointment of Purchaser's designees as set forth above and prior to the Effective Time, any amendment of the Merger Agreement or any amendment to the Articles of Organization or By-Laws of the Company inconsistent with the Merger Agreement, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or any waiver of any of the Company's rights under the Merger Agreement will require the concurrence of a majority of the Continuing Directors.

  INTERIM OPERATIONS OF THE COMPANY. Except as contemplated by the Merger Agreement, the Company has covenanted and agreed that, during the period from the date of the Merger Agreement to the Effective Time, the Company and its subsidiaries will each conduct its operations according to its ordinary course of business, consistent with past practice, and will use its reasonable best efforts to preserve intact its business organization, to keep available the services of its officers and employees and to maintain satisfactory relationships with all persons and entities with which the Company has significant business relations. Without limiting the generality of the foregoing, the Company has agreed that, except as otherwise provided in the Merger Agreement, prior to the Effective Date, neither Company nor any of its subsidiaries will, without the prior consent of Purchaser:

    (i) amend or propose to amend its Articles of Organization or By-laws (or comparable governing instruments); (ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any shares of, or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any shares of, the capital stock or other securities of the Company or any of its subsidiaries including any securities convertible into or exchangeable for shares of stock of any class of the Company or any of its subsidiaries, or enter into any agreement, understanding or arrangement with respect to the purchase or voting of shares of its capital stock, except for the issuance of Shares pursuant to the exercise of Options or the conversion of the Subordinated Notes outstanding on the date of the Merger Agreement, in accordance with their present terms, and issuances of up to 120,000 Shares and options under the ESPP to employees in the ordinary course of business; (iii) split, combine or reclassify any shares of its capital stock, make any other changes in its capital structure, or declare, pay or set aside any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than dividends or distributions to the Company or a subsidiary wholly owned by the Company, or redeem, purchase or otherwise acquire or offer to acquire any shares of its capital stock or other securities, except for the repurchase of shares of common stock from employees, consultants or directors of the Company upon termination of their relationship with the Company in accordance with existing contractual rights or obligations of repurchase;
  (iv) (A) except for debt (including, but not limited to, obligations in respect of capital leases) not in excess of $7,000,000 per month or $30,000,000 in the aggregate for all entities combined, create, incur or assume any short-term debt, long-term debt or obligations in respect of capital leases, (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, indirectly, contingently or otherwise) for the obligations of any person or entity, except for obligations of the Company or any wholly owned subsidiary of the Company in the ordinary course of business consistent with past practice, (C) make any capital expenditures other than in the ordinary course in amounts not to exceed $7,000,000 per month or $30,000,000 in the aggregate, (D) or make any loans, advances or capital contributions to, or investments in, any other person or entity (other than customary relocation loans to employees made in the ordinary course of business consistent with past practice), or (E) acquire the stock or substantially all the assets of, or merge or consolidate with, any other person or entity; (v) sell, transfer, mortgage, pledge or otherwise dispose of, or encumber, or agree to sell, transfer, mortgage, pledge or otherwise dispose of or encumber, any material assets or properties, real, personal or mixed (except for (A) sales of assets in the ordinary course of business and in a manner consistent with past practice, (B) disposition of obsolete or worthless assets and (C) encumbrances on assets to secure purchase money financings of equipment and capital improvements); (vi) (A) increase the compensation of any of its or their directors, officers or key employees, except pursuant to the terms of agreements or plans currently in effect, (B) pay or agree to pay any pension, retirement or other employee benefit provided in any existing plan, agreement or arrangement to any director, officer or key employee except in the ordinary course and consistent with past practice, (C) commit, other than pursuant to any existing collective bargaining agreement, to any additional pension, profit sharing, bonus, extra compensation, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, severance pay, retirement or other employee benefit plan, agreement or arrangement, or to any employment or consulting agreement with or for the benefit of any director, officer or key employee, whether past or present, (D) amend, in any material respect, any such plan, agreement or arrangement, or (E) enter into, adopt or amend any employee benefit plans or employment or severance agreement, or (except for normal increases in the ordinary and usual course of business for employees with annual base cash compensation of less than $80,000) increase in any manner the compensation of any employees; (vii) settle or compromise any claims or litigation involving payments by the Company or any of its subsidiaries of more than $250,000 in any single instance or related instances, or that otherwise are material; (viii) make any tax election or permit any insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated, except in the ordinary and usual course of business consistent with past practices; (ix) enter into any license with respect to intellectual property unless such license is non-exclusive and entered into in the ordinary course consistent with past practice or in accordance with existing contracts or other agreements; (x) take any action or omit to take any action, which action or omission would result in a breach of any of the covenants, representations and warranties of the Company set forth in the Merger Agreement; (xi) enter into any lease or amend any lease of real property other than in the ordinary course of business consistent with past practice; (xii) change any accounting practices, other than in the ordinary course and consistent with past practice; (xiii) fail to use reasonable business efforts to keep in full force and effect insurance comparable in amount and scope of coverage to insurance now carried by it; (xiv) fail to pay all accounts payable and other obligations, when they become due and payable, in the ordinary course of business consistent with past practice and with the provisions of the Merger Agreement, except if the same are contested in good faith, and, in the case of the failure to pay any material accounts payable or other obligations which are contested in good faith, only after consultation with Purchaser; (xv) fail to comply in all material respects with all laws applicable to it or any of its properties, assets or business and maintain in full force and effect all permits necessary for, or otherwise material to, such business; or (xvi) agree, commit or arrange to do the foregoing.

  NO SOLICITATION. In the Merger Agreement, the Company agreed that the Company and its subsidiaries will not and they will cause each of their respective officers, directors, employees, investment bankers, attorneys and other agents not to (i) initiate, solicit or encourage, directly or indirectly, any inquiries or the making of any Acquisition Proposal (as defined below), (ii) except as described below, engage in negotiations or discussions with, or furnish any information or data to any third party relating to an Acquisition Proposal, (iii) except as described below, enter into any agreement with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal or (iv) except as described below, participate in any discussions regarding, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to any Acquisition Proposal (other than the transactions contemplated by the Merger Agreement). Notwithstanding the foregoing, in response to any unsolicited Acquisition Proposal, the Company may (at any time prior to the consummation of the Offer) furnish information concerning its business, properties or assets to the person or group (a "Potential Acquiror") that made the unsolicited Acquisition Proposal and participate in negotiations with the Potential Acquiror if (x) the Board is advised by one or more of its independent financial advisors that such Potential Acquiror has the financial wherewithal to consummate without undue delay the transaction contemplated by the Potential Acquiror's Acquisition Proposal, (y) the Board reasonably determines, after receiving advice from the Company's financial advisor, that such Potential Acquiror has submitted an Acquisition Proposal that involves consideration to the Company's stockholders that is superior to the Offer and the Merger, and (z) based upon advice of counsel to such effect, the Board determines in good faith that it is necessary to so furnish information and/or negotiate in order to comply with its fiduciary duty to stockholders of the Company. In the event the Company determines to provide any information as described above or receives any offer of the type referred above, it has agreed in the Merger Agreement to (x) promptly inform Parent as to the fact that such an offer has been received and/or information is to be provided, (y) promptly provide Parent with a copy of any written offer or other materials received by Company, its subsidiaries or their respective representatives in connection therewith, and (z) if such offer is not in writing, promptly furnish to Parent in writing the identity of the recipient of such information and/or the proponent of such offer and the terms thereof. The Company has agreed that any non-public information furnished to a Potential Acquiror will be pursuant to a confidentiality agreement with confidential information and no solicitation/no hire provisions substantially similar to those set forth in the Confidentiality Agreement dated April 26, 1997 between the Company and Parent filed herewith as Exhibit
3. The Company has agreed to keep Parent fully informed of the status and details, including amendments or proposed amendments to any such Acquisition Proposal.

  The Board has agreed in the Merger Agreement that it will not (x) withdraw or modify or propose to withdraw or modify, in any manner adverse to Parent, the approval or recommendation of the Board of the Merger Agreement, the Offer or the Merger or (y) approve or recommend, or propose to approve or recommend, any Acquisition Proposal unless, in each case, in connection with a Superior Offer (as defined below), the Board determines in good faith, based on advice of outside legal counsel, that it is necessary to do so in order to comply with the Board's fiduciary duties under applicable law.

  For purposes of the Merger Agreement, "Acquisition Proposal" means any bona fide proposal, whether in writing or otherwise, made by a third party to acquire beneficial ownership (as defined under Rule 13(d) of the Exchange Act) of all or a material portion of the assets of the Company or any of its subsidiaries, or any material equity interest in the Company pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or similar transaction involving either the Company or any of its subsidiaries, including any single or multi-step transaction or series of related transactions which is structured to permit such third party to acquire beneficial ownership of any material portion of the assets of, or any material equity interest in, the Company and its subsidiaries. For purposes of the Merger Agreement, the term "Superior Offer" means a bona fide offer to acquire, directly or indirectly, for consideration consisting of cash and/or securities, two-thirds or more of the Shares then outstanding or all or substantially all the assets of the Company, and otherwise on terms which the Board determines in its good faith reasonable judgment to be more favorable to the Company's stockholders than the Offer and the Merger (based on advice of the Company's independent financial advisor that the value of the consideration provided for in such proposal is superior to the value of the consideration provided for in the Offer and the Merger), for which financing, to the extent required, is then committed or which, in the good faith reasonable judgment of the Board, based on advice from the Company's independent financial advisor, is reasonably capable of being financed by such third party and for which the Board determines, in its good faith reasonable judgment, that such proposed transaction is reasonably likely to be consummated without undue delay.

  ACTIONS REGARDING THE RIGHTS. Prior to the execution of the Merger Agreement, the Company, in accordance with the terms and provisions of the Rights Agreement, amended the Rights Agreement so that the transactions relating to and contemplated by the Merger Agreement are exempted from certain provisions of the Rights Agreement and a "Common Stock Event" thereunder will not occur as a result of such transactions. In the Merger Agreement the Company has agreed that it will, with the consent of Parent, continue to take all actions necessary to cause the transactions contemplated by the Merger Agreement to remain exempted from such provisions of the Rights Agreement, including, if desirable, entering into further amendments to the Rights Agreement or causing the Rights issued under the Rights Agreement to be extinguished, canceled or redeemed.

  MISCELLANEOUS UNDERTAKINGS. Pursuant to the Merger Agreement, if required by applicable law in order to consummate the Merger, the Company, acting through the Board, will, in accordance with applicable law, its Articles of Organization and its By-laws, as soon as practicable: (i) duly call, give notice of, convene and hold a special meeting of its stockholders as soon as practicable following the consummation of the Offer for the purpose of considering and taking action on the Merger Agreement (the "Stockholders' Meeting"); (ii) subject to its fiduciary duties under applicable laws as advised as to legal matters by counsel, include in the proxy statement or information statement prepared by the Company for distribution to stockholders of the Company in advance of the Stockholders' Meeting in accordance with Regulation 14A or Regulation 14C promulgated under the Exchange Act (the "Proxy Statement") the recommendation of the Board referred to above; and
(iii) use its reasonable efforts to (A) obtain and furnish the information required to be included by it in the Proxy Statement, and, after consultation with Parent, respond promptly to any comments made by the SEC with respect to the Proxy Statement and any preliminary version thereof and cause the Proxy Statement to be mailed to its stockholders following the consummation of the Offer and (B) obtain the necessary approvals of the Merger Agreement and the Merger by its stockholders. Parent will provide the Company with the information concerning Parent and Purchaser required to be included in the Proxy Statement and will vote, or cause to be voted, all Shares owned by it or its subsidiaries in favor of approval and adoption of the Merger Agreement and the transactions contemplated thereby.

  Pursuant to the Merger Agreement, each of Parent, Purchaser and the Company have agreed to use their reasonable best efforts to obtain any permits necessary for the consummation of the transactions contemplated by the Merger Agreement, provided that the Company has agreed not to, without the consent of Parent (which consent will not be unreasonably withheld), agree to any amendment to any material instrument or agreement to which it is a party. Parent, Purchaser and the Company have also agreed to cooperate with one another (i) in promptly determining whether any filings are required to be made or permits are required to be obtained under any law or otherwise (including from other parties to material contracts) in connection with the consummation of the Offer and the Merger and (ii) in promptly making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such permits. Each party has further agreed to use its reasonable best efforts promptly to take, or cause to be taken, all actions and promptly to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate and make effective the transactions contemplated by the Merger Agreement; provided that no party shall be required to proffer such party's willingness to accept any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) providing for divestiture of its assets or businesses which amount to 7.5% or more of the Company's assets or earning power. The Company has also agreed to take all actions reasonably requested by Parent to ensure the orderly transition of the business of the Company and to preserve and maintain the Company's business relationships. The Company has further agreed that upon request it will assist Purchaser in any challenge of the applicability to the Offer or the Merger of any state antitakeover statute.

  CONDITIONS TO MERGER. Pursuant to the Merger Agreement, the respective obligations of each of Parent, Purchaser and the Company to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) the Merger Agreement shall have been adopted by the affirmative vote of the stockholders of the Company by the requisite vote in accordance with applicable law, if required by applicable law; and (b) the consummation of the Merger shall not be precluded by any order, decree, ruling or injunction of a court of competent jurisdiction and there shall not have been any action taken or statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any governmental entity that makes consummation of the Merger illegal.

  Unless Purchaser has accepted for payment and paid for Shares validly tendered pursuant to the Offer, the obligations of the Company to effect the Merger are further subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) each of Parent and Purchaser having performed in all material respects its obligations under the Merger Agreement required to be performed by it at or prior to the Effective Time; (b) the representations and warranties of Parent and Purchaser contained in the Merger Agreement being true and correct in all material respects on the date as of which made and on the Effective Time as though made on and as of such time; and (c) Parent and Purchaser having delivered to the Company a certificate with respect thereto.

  Unless Purchaser has accepted for payment and paid for Shares validly tendered pursuant to the Offer, the obligations of Parent and Purchaser to effect the Merger are further subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) the Company having performed in all material respects each of its obligations under the Merger Agreement required to be performed by it at or prior to the Effective Time; (b) the representations and warranties of the Company contained in the Merger Agreement being true and correct in all material respects on the date as of which made and on the Effective Time as if made at and as such time; (c) there not having occurred after the completion of the Offer any material adverse change in the business of the Company and its subsidiaries taken as a whole, except for such changes that are caused by the Company's compliance with the terms of the Merger Agreement and the Offer or that are contemplated by the Merger Agreement; (d) no governmental or other action or proceeding having been commenced after completion of the Offer that (i) in the opinion of Parent's or Purchaser's counsel is more likely than not to be successful, and
(ii) either (A) seeks an injunction, a restraining order or any other Order seeking to prohibit, restrain, invalidate or set aside consummation of the Merger or (B) if successful, would have a Material Adverse Effect; and (e) the Company having delivered to Parent and Purchaser a certificate with respect thereto.

  TERMINATION. Pursuant to Section 8.1 of the Merger Agreement, the Merger Agreement may be terminated and the Merger may be abandoned at any time (whether before or after approval of the Merger by the stockholders of the Company) prior to the Effective Time: (a) by mutual written consent of each of Parent and the Company; (b) by either Parent and Purchaser or the Company, (1) if the Shares have not been purchased pursuant to the Offer on or prior to the Final Termination Date; provided, however, that such termination right will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of Purchaser to purchase the Shares pursuant to the Offer on or prior to such date; or (2) if any governmental authority has issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties will use their respective reasonable best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement or prohibiting Parent or Purchaser from acquiring or holding or exercising rights of ownership of the Shares except such prohibitions which would not reasonably be expected to have a Material Adverse Effect or prevent the consummation of the Offer prior to the Final Termination Date, and such order, decree, ruling or other action shall have become final and non-appealable; (c) by the Company, (1) if, prior to the purchase of Shares pursuant to the Offer the Board of Directors has withdrawn, or modified or changed in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger (or the Board of Directors resolves to do any of the foregoing) as a result of a Superior Offer, and if concurrently with such termination the Termination Fee (as defined hereinafter) is paid to Parent, (2) if Parent or Purchaser has terminated the Offer, or the Offer has expired, without Purchaser purchasing any Shares pursuant thereto; provided that the Company will not have such right to terminate the Merger Agreement if the Company's failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the termination of the Offer or the failure of Purchaser to purchase any Shares pursuant to the Offer, (3) if due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions of the Offer, Parent, Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; provided that the Company will not have such right to terminate the Merger Agreement if the Company's failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of Parent, Purchaser or any affiliate to commence the Offer, or (4) prior to the purchase of Shares pursuant to the Offer, (A) if any representation or warranty of Parent and Purchaser set forth in the Merger Agreement shall be untrue in any material respect when made, or (B) upon a breach in any material respect of any covenant or agreement on the part of Parent or Purchaser set forth in the Merger Agreement, in each case where such misrepresentation or breach would result in a failure to satisfy any of the Conditions of the Offer; provided that the Company shall not have such right to terminate the Merger Agreement if any such breach is curable by Parent or Purchaser through the exercise of its reasonable best efforts prior to the Final Termination Date and for so long as Parent or Purchaser continues to exercise such reasonable best efforts; or (d) by Parent and Purchaser, (1) if, prior to the purchase of the Shares pursuant to the Offer, the Board of Directors shall have (A) withdrawn, modified or changed in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger, or (B) recommended an Acquisition Proposal or shall have executed an agreement in principle or definitive agreement relating to an Acquisition Proposal or similar business combination with a person or entity other than Parent, Purchaser or their affiliates (or the Board of Directors resolves to do any of the foregoing); (2) if, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the Conditions of the Offer, Parent, Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; provided that neither Parent nor Purchaser shall have such right to terminate the Merger Agreement if the failure of Purchaser or Parent to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of Parent, Purchaser or any affiliate to commence the Offer; (3) prior to the purchase of Shares pursuant to the Offer, (A) if any representation or warranty of the Company set forth in the Merger Agreement shall be untrue in any material respect when made or
(B) upon a breach in any material respect of any covenant or agreement on the part of the Company set forth in the Merger Agreement, in each case where such misrepresentation or breach would cause the Conditions of the Offer not to be met; provided that neither Parent nor Purchaser shall have such right to terminate the Merger Agreement if any such breach is curable by the Company through the exercise of its reasonable best efforts prior to the Final Termination Date and for so long as the Company continues to exercise such reasonable best efforts; (4) if any person or group shall have become the beneficial owner of 20% or more of the outstanding Shares; or (5) if the Company shall have failed to file this Schedule 14D-9 with the SEC within 10 business days of the commencement of the Offer. As used in the Merger Agreement, the term "Material Adverse Effect" means any change, effect, matter or circumstances that has or would reasonably be expected to have a material adverse effect on the business, assets or properties (including intangible assets or properties), liabilities, results of operations or financial condition of the Company and its subsidiaries taken as a whole, other than any such changes, effects or circumstances (i) specifically referred to in the Disclosure Schedule delivered by the Company to Parent, (ii) generally affecting the United States economy or (iii) resulting from both (x) the proposed acquisition of Company and (y) the fact that the acquiror is Parent.

  Pursuant to the Merger Agreement, in the event of the termination of the Merger Agreement in accordance with its terms, the Merger Agreement shall forthwith become null void and have no effect, without any liability on the part of any party thereto or its affiliates, directors, officers or stockholders, other than the provisions of the Merger Agreement relating to fees and expenses (including the Termination Fee), the Termination Option (as defined below), governing law and confidentiality of information. Notwithstanding the foregoing, no party will be relieved from liability that it may have for willful breach of the Merger Agreement.

  TERMINATION FEE AND TERMINATION OPTION. The Company has agreed to pay to Parent by wire transfer $13.5 million (the "Termination Fee"), upon demand, if
(i) the Company terminates the Merger Agreement pursuant to Section 8.1(c)(i) thereof (which generally relates to a change in the Board's recommendation adverse to Parent as a result of a Superior Offer), in which case the Termination Fee must be paid simultaneously with such termination, (ii) Parent or Purchaser terminates the Merger Agreement pursuant to Section 8.1(d)(i) thereof (which generally relates to a change in the Board's recommendation adverse to Parent or an agreement relating to an Acquisition Proposal with a third party), or (iii) the Merger Agreement is terminated for any reason (other than as a result of (x) the failure of Parent or Purchaser to fulfill any material obligation under the Merger Agreement, (y) the applicable waiting period under the HSR Act not having expired or been terminated on or prior to the Final Termination Date or (z) the failure of certain Conditions of the Offer to be satisfied or waived by Parent on or prior to the Final Termination
Date), at any time after an Acquisition Proposal has been made and within nine months after such a termination, the Company completes either (x) a merger, consolidation or other business combination between the Company or a subsidiary of the Company and any other person or entity (other than Parent, Purchaser or an affiliate of Parent) or (y) the sale of 30% or more (in voting power) of the voting securities of the Company or of 30% or more (in market value) of the assets of the Company and its subsidiaries, on a consolidated basis.

  Concurrently with the execution of the Merger Agreement the Company issued to Parent an option to purchase 4,225,000 Shares at a price per Share equal to $29.00 pursuant to the Stock Option

Agreement dated as of May 5, 1997 between the Company and Parent (the "Stock Option Agreement"). Such option becomes exercisable by Parent when a Termination Fee is payable to Parent. For a summary of the Stock Option Agreement see "--Stock Option Agreement."

  AMENDMENT. The Merger Agreement may be amended by action taken by the Company, Parent and Purchaser provided that after the date of adoption of the Merger Agreement by the stockholders of the Company (if stockholder approval of the Merger is required by applicable law), no amendment shall be made which decreases the cash price per Share or that in any other way adversely affects the rights of the Company's stockholders (other than termination of the Merger Agreement) without the approval of such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of the parties or party intended to be bound thereby.

  FEES AND EXPENSES. Except as specifically provided in the Merger Agreement, each party shall bear its own respective expenses incurred in connection with the Merger Agreement, the Offer and the Merger, including the preparation, execution and performance of the Merger Agreement and the transactions contemplated thereby, and all fees and expenses of investment bankers, finders, brokers, agents, representatives, counsel and accountants.

STOCK OPTION AGREEMENT

  The following is a summary of certain provisions of the Stock Option Agreement, dated as of May 5, 1997 (the "Stock Option Agreement"), between Parent and the Company, a copy of which is filed herewith as Exhibit 2 and is incorporated herein by reference. Capitalized terms not otherwise defined in the following summary of certain provisions of the Stock Option Agreement have the respective meanings ascribed to them in the Stock Option Agreement.

  GRANT OF OPTION. Pursuant to the Stock Option Agreement, the Company granted to Parent an irrevocable option (the "Termination Option") to purchase, under certain circumstances, up to 4,225,000 (subject to adjustment as set forth therein) Shares (the "Option Shares") at a purchase price of $29.00 (subject to adjustment as set forth therein) per Option Share (the "Purchase Price"). In the event of any change in the Shares by reason of a stock dividend, split-up, merger, recapitalization, combination, exchange of shares, distribution of assets, or similar transaction, the type and number of shares or securities subject to the Termination Option, and the Purchase Price thereof, will be adjusted appropriately, and proper provision will be made in the agreements governing such transaction, so that Parent will receive upon exercise of the Termination Option the number and class of shares or other securities or property that Parent would have received in respect of the Shares (after giving effect to such event) if the Termination Option had been exercised immediately prior to such event or the record date therefor, as applicable. Subject to the terms of the Stock Option Agreement, upon any issuance of common stock by the Company (other than as referred to in the preceding sentence) the number of Shares subject to the Termination Option will be adjusted so that, after such issuance, it equals 19.9% of the number of Shares then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Termination Option, and the Purchase Price thereof will be adjusted appropriately.

  EXERCISE OF TERMINATION OPTION. Parent may exercise the Termination Option, with respect to all or any part of the Option Shares at any one time, subject to the other provisions described in the next sentence, after the occurrence of any event as a result of which Parent is entitled to receive the Termination Fee pursuant to Section 8.2(b) of the Merger Agreement (a "Purchase Event"). Notwithstanding anything to the contrary contained in the Stock Option Agreement, any exercise of the Termination Option and purchase of Option Shares is subject to the obtaining or making of any consents, approvals, orders, notifications or authorizations, the failure of which to have obtained or made would have the effect of making the issuance of Option Shares illegal. In the event purchase of the Option Shares is subject to any such restriction if the Termination Option is otherwise exercisable Parent may purchase the number of Option Shares that Parent is then permitted to acquire under the applicable laws and regulations, and if Parent thereafter obtains the regulatory approvals to acquire the remaining balance of the Option Shares, then Parent shall be entitled to acquire such remaining balance. The Company has agreed to use its reasonable best efforts to assist Parent in seeking any necessary regulatory approvals.

  CASH-OUT RIGHT. In the event (i) Parent receives official notice that a regulatory approval required for the purchase of any Option Shares will not be issued or granted, (ii) such regulatory approval has not been issued or granted within six months of the date of the notice exercising the Termination Option, or (iii) Parent in its sole discretion shall so elect, Parent may exercise its Cash-Out Right pursuant to the Stock Option Agreement with respect to the Option Shares for which such regulatory approval will not be issued or granted or has not been issued or granted.

  TERMINATION. The Termination Option will terminate and be of no further force and effect upon the earliest to occur of (A) the Effective Time, (B) nine months after the first occurrence of a Purchase Event described in clauses (i) or (ii) of Section 8.2(b) of the Merger Agreement, (C) termination of the Merger Agreement in accordance with its terms prior to the occurrence of a Purchase Event, unless, in the case of clause (C), Parent has, or upon the occurrence of certain events would have, the right to receive the Termination Fee under clause (iii) of Section 8.2(b) of the Merger Agreement following such termination, in which case the Termination Option will not terminate until the later of (x) six months following the time such Termination Fee becomes payable and (y) the expiration of the period in which Parent has or may have such right to receive the Termination Fee, and
(D) when the aggregate amount paid by the Company under the "cash out" provision of the Stock Option Agreement and in connection with the Termination Fee equals or exceeds $21,231,000. Notwithstanding the termination of the Termination Option, Parent will be entitled to purchase the Option Shares if it has exercised the Termination Option in accordance with the terms of the Stock Option Agreement prior to the termination of the Termination Option, and the termination of the Termination Option will not affect any rights under the Stock Option Agreement which by their terms do not terminate or expire prior to or as of such termination.

  OTHER. Pursuant to the Stock Option Agreement, the Company makes certain representations and warranties to Parent with respect to the authorization and issuance of the Option Shares and certain other representations and warranties. Further, Parent may also require the Company to cause the Shares or other securities to be issued upon exercise of the Termination Option to be registered under the Securities Act, to qualify such shares or other securities under any applicable state securities laws and to promptly file an application to list such shares or other securities on the NYSE (and any such other national securities exchange or national securities quotation system).

CONFIDENTIALITY AGREEMENT

  The following is a summary of certain provisions of the Confidentiality Agreement, dated as of April 26, 1997, between Parent and the Company (the "Confidentiality Agreement"). This summary is qualified in its entirety by reference to the Confidentiality Agreement which is filed herewith as Exhibit 3 and is incorporated herein by reference. The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, Parent agreed to keep confidential all nonpublic, confidential or proprietary information furnished to it by the Company relating to the Company, subject to certain exceptions (the "Confidential Information"), and to use the Confidential Information solely for the purpose of evaluating a possible transaction involving the Company and Parent.

  Except as described above or incorporated herein, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement, or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company, its executive officers, directors, or affiliates, or (ii) Purchaser or its executive officers, directors, or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

RECOMMENDATION OF THE BOARD OF DIRECTORS

  The Board of Directors of the Company has unanimously approved the Merger Agreement and the transactions contemplated thereby and determined that the Offer and the Merger, taken together, are fair to and in the best interests of the Company and its shareholders. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THE ACCEPTANCE OF THE OFFER AND APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER BY THE SHAREHOLDERS OF THE COMPANY. THIS RECOMMENDATION IS BASED IN PART UPON AN OPINION OF ALEX. BROWN & SONS, INCORPORATED ("ALEX. BROWN") THAT THE CONSIDERATION TO BE RECEIVED BY THE COMPANY'S SHAREHOLDERS IN THE OFFER AND THE MERGER IS FAIR TO THE SHAREHOLDERS FROM A FINANCIAL POINT OF VIEW (THE "FAIRNESS OPINION"). THE FAIRNESS OPINION CONTAINS A DESCRIPTION OF THE FACTORS CONSIDERED, THE ASSUMPTIONS MADE, AND THE SCOPE OF THE REVIEW UNDERTAKEN BY ALEX. BROWN IN RENDERING ITS OPINION. THE FULL TEXT OF THE OPINION OF ALEX. BROWN IS ATTACHED HERETO AS ANNEX II TO THIS SCHEDULE 14D-9 AND IS INCORPORATED HEREIN BY REFERENCE. SHAREHOLDERS ARE URGED TO READ SUCH OPINION OF ALEX. BROWN IN ITS ENTIRETY.

BACKGROUND OF THE MERGER AND THE OFFER

  In an effort to meet the competitive demands of the Internet industry, the Company has, on an ongoing basis, sought to obtain additional sources of capital and strategic partners to continue to expand the Company's Internet business and pursue other growth opportunities. In order to facilitate this effort, in June 1996 the Company authorized Alex. Brown, the Company's financial advisor, to seek out sources of capital and strategic partners for the Company, as well as to explore other strategic opportunities.

  In addition to exploring several possible joint venturing and strategic partnering opportunities, a number of potential acquirors were identified, including Parent. In July, 1996, a representative of Alex. Brown contacted Robert C. Calafell, Senior Vice President-Corporate Planning and Development of Parent, regarding the possibility of a strategic opportunity involving Parent and the Company. Thereafter, representatives of the Company had several discussions with representatives of Parent concerning a variety of possible strategic transactions.

  On October 22, 1996, George H. Conrades, Chief Executive Officer and President of the Company and Roger D. Wellington, a director of the Company, met with Charles R. Lee, Chairman and Chief Executive Officer of Parent, and Mr. Calafell. No firm proposals resulted from this meeting. On November 26, 1996, the Company and Parent entered into a mutual confidentiality agreement.

  Over the period from October 1996 to February 1997, representatives of the Company met with Parent and also had preliminary meetings with a number of other potential strategic partners to review the Company's business and explore possible transactions. As a culmination of this process, Parent and one other potential acquiror expressed significant interest in acquiring the Company. Throughout February and March 1997, the Company met with the other potential acquiror to discuss the Company's business and a possible acquisition.

  On January 20, 1997, James A. Attwood, Vice President--Corporate Planning and Development for GTE Service Corporation, an affiliate of Parent, and certain other representatives of Parent, met in Boston with Bruce Linton, a Vice President of BBN Planet, and discussed, among other things, the Company's strategic plans. Mr. Calafell and Mr. Attwood met with Mr. Linton on March 5, 1997 and indicated Parent's interest in exploring an acquisition of the Company. The parties also discussed the possibility of a significant minority investment by Parent in the Company and the possibility of joint ownership in the Company's network. Detailed discussions were scheduled and Mr. Calafell requested that Mr. Linton contact Parent if, as a result of other opportunities available to the Company, Parent should move quickly in its review of a possible transaction.

  On March 25, 1997, Mr. Conrades met with Mr. Kent B. Foster, President of Parent, in Dallas, Texas to review the status of discussions between the parties and to discuss the data telecommunications market generally. Subsequently, Mr. Conrades telephoned Mr. Foster to advise him that a third party had accelerated discussions regarding an acquisition of the Company and had indicated that it would make a proposal shortly. Mr. Foster then agreed to accelerate Parent's scheduled due diligence review.

  During early and mid April 1997, both Parent and the other potential acquiror commenced intensive due diligence reviews of the Company and its business. On April 9, 1997, Mr. Calafell, Mr. Attwood and other representatives of Parent met with Mr. Conrades, Ralph A. Goldwasser, Chief Financial Officer of the Company, and other representatives of the Company to discuss issues related to a possible acquisition of the Company by Parent, including issues related to retention and motivation of employees. From April 26, 1997 through April 29, 1997, senior managers of Parent and representatives of the Company had various due diligence discussions. On April 26, 1997 the

Company and Parent entered into an additional Confidentiality Agreement which included certain standstill and employee non-solicitation commitments on the part of Parent.

  On April 29, 1997, the other potential acquiror confirmed a proposal to acquire the Company in a stock-for-stock merger to be accounted for as a pooling of interests. The proposal contained certain significant conditions which the other potential acquiror indicated would need to be satisfied prior to signing a definitive agreement.

  During the week of April 28, 1997, both Parent and the other potential acquiror submitted draft merger agreements to the Company for review. The draft merger agreement from Parent contemplated a cash tender offer for the Shares, followed by a merger of a subsidiary of Parent into the Company after completion of the tender offer. No price was proposed in the merger agreement from Parent.

  On May 2, 1997, representatives of the Company, the other potential acquiror, and their respective legal counsel met to review the stock-for-stock merger agreement proposed by the other potential acquiror and to discuss the conditions required by the other potential acquiror.

  Following a meeting of Parent's Board of Directors of May 2, 1997, Mr. Foster telephoned Mr. Conrades and made a proposal pursuant to which Parent, through a subsidiary, would acquire the Company for $27.00 per share in cash, subject to the negotiation of mutually acceptable terms and conditions.

  On May 2, 1997, the Board of Directors of the Company held a special meeting to consider the two proposals and review the negotiations. After discussion, it was agreed that management would continue discussions with both Parent and the other potential acquiror to improve the economic terms of the proposals and to refine the terms and conditions of each of the proposals.

  Following the meeting of the Company's Board of Directors on May 2, 1997, representatives of Alex. Brown reported to Goldman, Sachs & Co., Parent's financial advisor, that Parent's proposal had not been accepted by the Company, but that the Company was interested in pursuing discussions if Parent were willing to increase its offer. In a conversation early on May 3, 1997, Mr. Conrades confirmed to Mr. Foster that Parent's proposal had not been accepted. On May 3, 1997, Mr. Conrades also informed the other potential acquiror that the conditions to its proposal were problematic for the Company and would need to be resolved or removed before the Company could consider the proposal further.

  On May 4, 1997, Mr. Foster called Mr. Conrades and, after discussion, increased Parent's offer to $29.00 per share cash, provided the terms of the merger agreement, including terms regarding payment of a termination fee and the terms of a stock option agreement exercisable when a termination fee is payable could be finalized to Parent's satisfaction. On May 4, 1997, Mr. Conrades also spoke with the other potential acquiror and confirmed that the conditions to the other potential acquiror's proposal had not been removed or resolved.

  The Board of Directors of the Company met later on May 4th to review the status of discussions. Mr. Conrades informed the Board that Parent had increased its offer to $29.00 per share and that the other potential acquiror had confirmed that its stock-for-stock proposal remained outstanding subject to certain conditions which had not been resolved. After discussion of the terms of both proposals, representatives of Ropes & Gray, legal counsel to the Company, described the Board's responsibilities in considering the proposed acquisition proposals and reviewed the terms of the two proposed merger agreements, including the stock option termination agreement proposed by Parent. Alex. Brown then made a presentation to the Board with respect to the Parent's Offer and subsequently stated that subject to the terms of a final merger agreement, Alex. Brown was of the opinion that the $29.00 cash price to be paid in the transaction was fair to the shareholders of the Company from a financial point of view. The Board instructed management to continue to negotiate the terms of a merger agreement with Parent.

  From May 3, 1997 through May 6, 1997, representatives of Parent and the Company negotiated the final terms of the Merger Agreement and the other definitive documents for the transaction.

  On the evening of May 5, 1997 the Board of Directors of the Company met to further consider the Offer from Parent and to review the current terms of the Merger Agreement and associated documentation. Following a review of the terms of the Merger Agreement, discussion and a rendering by Alex. Brown of its fairness opinion, the Board unanimously approved the Merger Agreement and resolved to recommend the Offer and the Merger to the shareholders of the Company. On the morning of May 6, 1997, the Board of Directors of the Company met again to review the final terms of the Merger Agreement. After discussion and following confirmation by Alex. Brown of its fairness opinion, the Board of Directors confirmed the resolutions taken at the May 5, 1997 Board meeting. The Merger Agreement and Stock Option Agreement were finalized and executed promptly thereafter.

  On May 6, 1997, prior to the opening of trading, the Company and Parent separately announced the transaction. On May 12, 1997, Parent commenced the Offer.

  To the extent any of the foregoing information describes events to which the Company or its advisors were not a party, it is based on information provided by Parent.

REASONS FOR THE RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS.

  In light of the Board's review of the Company's competitive and financial position, recent operating results and prospects, the Board determined that the Offer and the Merger, taken together, are fair to, and in the best interests of, the Company and its shareholders. In making such recommendation and in approving the Merger Agreement and the transactions contemplated thereby, the Board considered a number of factors, including, but not limited to, the following:

  (i) the terms and conditions of the Merger Agreement and associated agreements;

  (ii) the financial condition, results of operations, business, and prospects of the Company and the need for additional capital for the Company;

  (iii) the prospects of the Company if the Company were to remain independent and the risks inherent in remaining independent;

  (iv) the current status of the Internet industry and the competitive advantage in the industry of large telecommunications companies with significant distribution capacity, installed infrastructure, compatible service offerings, and financial resources;

  (v) the recent trading price of the shares of Common Stock and that the $29.00 per Share to be paid in the Offer and as the consideration in the Merger represents a premium of approximately 28.2% over the $22.63 closing sale price for the Shares on the New York Stock Exchange on May 5, 1997, the last trading day prior to the public announcement of the execution of the Merger Agreement, and a premium of approximately 64.5% over the $17.63 closing sale price for the Shares on the New York Stock Exchange one month prior, on April 7, 1997;

  (vi) the fact that the proposal made by the other potential acquiror was contingent on certain significant conditions which had to be satisfied prior to signing a definitive agreement, and that, although the stock-for-stock transaction proposed implied a nominally higher price for the Shares based on the then current market price of the other potential acquiror's stock, the stock-for-stock proposal was subject to significant risk, including market risk with respect to the other potential acquiror's stock and potential damage to significant business relationships of the Company;

  (vii) that in view of the efforts of the Company and Alex. Brown to find strategic partners and potential acquirors, it was not likely that any other party or Parent would consider a transaction that was more favorable to the Company and its shareholders;

  (viii) the financial presentations of Alex. Brown made on May 4 and May 5, 1997 and the oral opinion of Alex. Brown delivered to the Board at the May 5, 1997 Board meeting (subsequently confirmed orally at the Board meeting on May 6, 1997 and by delivery of a written opinion dated May 6, 1997) to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the cash consideration of $29.00 per Share to be received by holders of Shares (other than Parent and its affiliates) in the Offer and the Merger was fair, from a financial point of view, to such holders. Alex. Brown's opinion is directed only to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger to holders of Shares (other than Parent and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any shareholder should tender Shares pursuant to the Offer. The full text of the opinion of Alex. Brown is attached hereto as Annex II to this Schedule 14D-9 and is incorporated herein by reference. SHAREHOLDERS ARE URGED TO READ THE OPINION OF ALEX. BROWN IN ITS ENTIRETY;

  (ix) the Merger Agreement permits the Board, in the exercise of its fiduciary duties, to furnish information and data, and enter into discussions and negotiations, in connection with an unsolicited acquisition proposal and recommend an unsolicited acquisition proposal to the Company's shareholders;

  (x) the Merger Agreement permits the Board, in the exercise of its fiduciary duties, to terminate the Merger Agreement in favor of an alternative acquisition proposal; upon such termination, the Company shall pay Parent a fee of $13.5 million (representing approximately 2.2% of the total value of the consideration to be paid in the Offer and the Merger with respect to currently outstanding Shares) and the Parent will be permitted to exercise an option to purchase 4,225,000 shares of Common Stock at an exercise price of $29.00; and

  (xi) the transactions contemplated by the Merger Agreement provided for an all cash payment to shareholders, with no financing condition.

  The Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the factors.

  The Board recognized that, while the consummation of the Offer gives the Company's shareholders the opportunity to realize a significant premium over the price at which the Shares were traded prior to the public announcement of the Offer, tendering in the Offer would eliminate the opportunity for such shareholders to participate in the future growth and profits of the Company. The Board believes that the loss of the opportunity to participate in the growth and profits of the Surviving Corporation was reflected in the Offer price of $29.00 per Share. The Board also recognized that there can be no assurance as to the level of growth or profits to be attained by the Surviving Corporation in the future.

  It is expected that, if the Shares are not purchased by Parent in accordance with the terms of the Offer or if the Merger is not consummated, the Company's current management, under the general direction of the Board, will continue to manage the Company as an ongoing business.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  The Company has retained Alex. Brown as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Alex. Brown's engagement, the Company has agreed to pay Alex. Brown $500,000 for the delivery of an opinion regarding the fairness of the cash consideration to be received pursuant to the Offer and the Merger and an additional fee of approximately $6.5 million upon the consummation of the Offer. The Company also has agreed to reimburse Alex. Brown for reasonable travel and other out-of-pocket expenses, including reasonable legal fees and expenses, and to indemnify Alex. Brown and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Alex. Brown's engagement. In the ordinary course of business, Alex. Brown and its affiliates may actively trade or hold the securities of the Company and Parent for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

  Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the shareholders concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  (a) During the past 60 days, no transactions in Shares have been effected by the Company or, to the best of the Company's knowledge, by any of its executive officers, directors or affiliates.

  (b) To the best knowledge of the Company, all of its executive officers, directors, and affiliates currently intend to tender pursuant to the Offer all Shares (other than shares issuable upon the exercise of Options) which are owned beneficially by such persons, subject to and consistent with any fiduciary obligations of such person.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  (a) Except as set forth herein, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company; (ii) a purchase, sale or transfer of material amount of assets by the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described in Item 3 or 4 above, there are no transactions, Board resolutions, agreements in principle, or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

INFORMATION STATEMENT

  The Information Statement attached hereto as Annex I is being furnished in connection with the contemplated designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's shareholders following the purchase by Purchaser of the number of Shares pursuant to the Offer necessary to satisfy the Minimum Condition.

RIGHTS PLAN AMENDMENT

  Prior to the execution of the Merger Agreement, in accordance with the terms and provisions of the Rights Agreement, the Board of Directors authorized and the Company and the Rights Agent executed an amendment to the Rights Agreement (the "Rights Agreement Amendment"). The Rights Agreement Amendment rendered certain provisions of the Rights Agreement inapplicable to the transactions contemplated by the Merger Agreement. Except as expressly provided in the Rights Agreement Amendment, the Rights Agreement remains in full force and effect.

  A copy of the Rights Agreement Amendment has been filed as Exhibit 10 to this Schedule 14D-9 and is incorporated herein by reference, and the foregoing summary is qualified in its entirety by reference thereto.

6% CONVERTIBLE SUBORDINATED DEBENTURES

  Prior to and following the consummation of the Offer but before the Merger, the Indenture dated as of April 1, 1987 (the "Indenture"), between the Company and State Street Bank and Trust Company (the "Trustee") relating to the Company's 6% Convertible Subordinated Debentures due 2012 (the "Subordinated Notes") shall remain in full force and effect with no change to the rights of the holders of the Subordinated Notes. Upon the occurrence of the Merger, however, the Company is required, pursuant to the terms of the Indenture, to execute with the Trustee a supplemental indenture providing that each Subordinated Note shall be convertible into the right to receive the amount in cash, without interest thereon, receivable upon the consummation of the Merger by a holder of that number of Shares issuable upon conversion of such Subordinated Note immediately prior to the Merger.

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS

EXHIBIT NO.

Exhibit 1 Agreement and Plan of Merger dated as of May 5, 1997 among Parent, Purchaser and the Company.
Exhibit 2 Stock Option Agreement dated as of May 5, 1997 between Parent and the Company.
Exhibit 3 Confidentiality Agreement dated as of April 26, 1997 between Parent and the Company.
Exhibit 4 Pages 4-8 and 18-31 of the Company's Proxy Statement dated October 2, 1996.
Exhibit 5 Letter to shareholders of the Company dated May 12, 1997.*
Exhibit 6 Press release issued by the Company dated May 6, 1997.
Exhibit 7 Opinion of Alex. Brown & Sons Incorporated dated May 6, 1997 (included as Annex II to this Statement).*
Exhibit 8 Section 6.9 of the Company's Restated Articles of Organization.
Exhibit 9 Section 9 of the Company's By-laws.
Exhibit 10 Amendment to Common Stock Rights Agreement.
--------
* Included with Schedule 14D-9 mailed to shareholders of the Company.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                             BBN Corporation

                                             By: _________________________
                                                   /s/ John Montjoy
                                                Name: John Montjoy
                                                Title: Senior Vice  President

Dated: May 12, 1997

                                                                        ANNEX I

                                BBN CORPORATION
                            150 CAMBRIDGEPARK DRIVE
                        CAMBRIDGE, MASSACHUSETTS 02140

                               ----------------
                        INFORMATION STATEMENT PURSUANT
                      TO SECTION 14(F) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                               ----------------
             NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
          IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                      NO PROXIES ARE BEING SOLICITED AND
              YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

                               ----------------

  This Information Statement, which is being mailed on or about May 12, 1997 to the holders of shares of the common stock, par value $1.00 per share (the "Common Stock"), of BBN Corporation, a Massachusetts corporation (the "Company" or "BBN"), is being furnished in connection with the designation by GTE Massachusetts Incorporated, a Massachusetts corporation (the "Purchaser") and a wholly owned subsidiary of GTE Corporation, a New York corporation (the "Parent"), of persons (the "Purchaser Designees") to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger dated as of May 5, 1997 (the "Merger Agreement") among the Company, Parent, and Purchaser.

  Pursuant to the Merger Agreement, among other things, Purchaser commenced a cash tender offer on May 12, 1997 to purchase all of the issued and outstanding shares of the Common Stock (together with the associated common stock purchase rights, the "Shares") at a price of $29.00 per Share, net to the seller in cash, as described in Purchaser's Offer to Purchase dated May 12, 1997 and the related Letter of Transmittal (which Offer to Purchase and related Letter of Transmittal together constitute the "Offer"). The Offer is scheduled to expire at 12:00 midnight on Monday, June 9, 1997, unless extended. The Offer is subject to, among other things, the condition that a number of Shares representing not less than two-thirds of the Company's outstanding Shares are validly tendered and not withdrawn prior to the expiration of the Offer (the "Minimum Condition"). The Merger Agreement also provides for the merger (the "Merger") of Purchaser with and into the Company as soon as practicable after consummation of the Offer. Following the consummation of the Merger (the "Effective Time"), the Company will be the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or by Parent, Purchaser, or any indirect or direct wholly owned subsidiary of Parent or the Company, all of which will be canceled) will be converted into the right to receive cash in an amount of $29.00.

  Following the election or appointment of the Purchaser Designees and prior to the Effective Time, any amendment of the Merger Agreement or any amendment to the Restated Articles of Organization or By-laws of the Company inconsistent with the Merger Agreement, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or any waiver of any of the Company's rights thereunder shall require the concurrence of a majority of the Continuing Directors (as defined below).

  The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and other information concerning the Offer and the Merger are contained in the Offer to Purchase and in the Solicitation/Recommendation Statement on Schedule

14D-9 of the Company (the "Schedule 14D-9") with respect to the Offer, copies of which are being delivered to shareholders of the Company contemporaneously herewith. Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission (the "SEC") as exhibits to the
Schedule 14D-9 and as exhibits to the Tender Offer Statement on Schedule 14D-1 of Purchaser and Parent (the "Schedule 14D-1"). The exhibits to the Schedule 14D-9 and the Schedule 14D-1 may be examined at, and copies thereof may be obtained from, the regional offices of and public reference facilities maintained by the SEC (except that the exhibits thereto cannot be obtained from the regional offices of the SEC) in the manner set forth in Sections 7 and 8 of the Offer to Purchase.

  No action is required by the shareholders of the Company in connection with the election or appointment of the Purchaser Designees to the Board. However,
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

  The information contained in this Information Statement concerning Parent, Purchaser, and Purchaser Designees has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The Schedule 14D-1 indicates that the principal executive offices of Purchaser and Parent are located at One Stamford Forum, Stamford, Connecticut 06904.

GENERAL

  The shares of Common Stock are the only class of voting securities of the Company outstanding. Each share of Common Stock is entitled to one vote. As of May 5, 1997, there were 21,230,097 shares of Common Stock outstanding. The Board of Directors of the Company currently consists of three classes, with regular three year staggered terms. The Board of Directors has fixed at eight the number of directors that presently constitute the Board. Each director holds office until his successor is elected and qualified or until his earlier death, resignation, or removal.

RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

  The Merger Agreement provides that, in the event that Purchaser acquires at least a majority of the Shares outstanding pursuant to the Offer, Parent shall be entitled to designate for appointment or election to the Board, upon written notice to the Company, such number of persons so that the designees of Parent constitute the same percentage (but in no event less than a majority) of the Board (rounded up to the next whole number) as the percentage of Shares acquired pursuant to the Offer. Effective upon such purchase of at least a majority of the Shares pursuant to the Offer (sometimes referred to herein as the "consummation" of the Offer), the Company will increase the size of the Board or obtain the resignation of such number of directors as is necessary to enable such number of Parent designees to be so elected. Notwithstanding the foregoing, the parties to the Merger Agreement shall use their respective reasonable best efforts to ensure that at least two of the members of the Board shall, at all times prior to the Effective Time be, Continuing Directors. For these purposes, the term "Continuing Director" shall mean (i) any member of the Board as of the date of the Merger Agreement, (ii) any member of the Board who is unaffiliated with, and not a designee or nominee of Parent or Purchaser, or (iii) any successor of a Continuing Director who is
(A) unaffiliated with, and not a designee or nominee, of Parent or Purchaser, and (B) recommended to succeed a Continuing Director by a majority of the Continuing Directors then on the Board, and in each case under clause (iii) who is not an employee of the Company.

  Purchaser has informed the Company that it will choose the Purchaser Designees from the officers of Parent and its affiliates listed in the following table, which contains certain biographical information regarding such directors and executive officers:

                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE
 NAME               AGE YEAR EMPLOYMENT HISTORY
 ----               --- -------------------------------------------------------
 Kent B. Foster     53  President of Parent. Mr. Foster served as Vice Chairman of the Board of Directors of Parent from October 1993
                        until June 1995 and President of GTE Telephone
                        Operations Group from January 1989 until June 1995. He
                        has been a director of Parent since 1992. Since joining
                        Parent in 1970, Mr. Foster served in a number of
                        positions of increasing responsibility through the
                        Parent system. Mr. Foster serves on the Board of
                        Directors of Campbell Soup Company and New York Life
                        Insurance Company.
 Thomas W. White    51  Executive Vice President--Market Operations since 1997.
                        Prior to that time he was President, GTE Telephone
                        Operations, GTE Service Corporation, since July 1995.
                        Previously, he served as Executive Vice President--
                        Network Operations for GTE Telephone Operations since
                        1994. He serves on the Board of Directors for BC TEL.
 Gerald K. Dinsmore 47  President--Business Development and Integration for
                        Parent since 1997. Prior to that time he was Senior
                        Vice President, Finance and Planning, Telephone
                        Operations since 1993. Mr. Dinsmore serves on the Board
                        of Directors of Quebec Telephone and Compania Anomia
                        Nacional Telefonos de Venezuela.
 Robert C. Calafell 55  Senior Vice President--Corporate Planning and
                        Development of Parent since 1995. Prior to that time he
                        served as Vice President--Video Services for GTE
                        Telephone Operations, GTE Service Corporation since
                        1993.
 J. Michael Kelly   40  Senior Vice President--Finance since 1994. Mr. Kelly
                        served as Vice President and Controller of Parent from
                        1991 to 1994. He is a director of Allendal Insurance.

Purchaser has informed the Company that each of the directors and officers listed above has consented to act as a director of the Company, if so designated. None of such directors and officers (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) to the best knowledge of Purchaser, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Purchaser that, to the best of Purchaser's knowledge, none of such directors and officers has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the Schedule 14D-9. The business address of each such person is GTE Corporation, One Stamford Forum, Stamford, Connecticut 06904.

  It is expected that the Purchaser Designees may assume office at any time following the purchase by Purchaser of a majority of outstanding Shares pursuant to the Offer, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

  The names of the current directors and executive officers of the Company, their ages as of May 1, 1997, and certain other information about them are set forth below. As indicated above, some of the current directors may resign effective immediately following the purchase of Shares by Purchaser pursuant to the Offer.

NAME                 AGE POSITION
George H. Conrades    58 President, Chief Executive Officer and Director
Ralph A. Goldwasser   50 Senior Vice President, Chief Financial Officer and Assistant Treasurer
David N. Campbell     55 Senior Vice President
John Montjoy          52 Senior Vice President and General Counsel
Paul Gudonis          43 Vice President
Paul F. Brauneis      52 Vice President and Controller
Steven R. Levy        57 Director
John M. Albertine     53 Director
Lucie J. Fjeldstad    53 Director
Max D. Hopper         62 Director
Regis McKenna         57 Director
Andrew L. Nichols     61 Director
Roger D. Wellington   70 Director

  The executive officers of the Company are elected annually by the Board of Directors following the annual meeting of shareholders and serve at the discretion of the Board of Directors.

  Mr. Conrades has been the President and Chief Executive Officer of the Company since January 1994 and has been a director of the Company since 1993. Prior to that time, he had been employed for over 30 years at International Business Machines Corporation. During his employment with IBM, Mr. Conrades held a number of marketing-management and general-management positions, including most recently senior vice president, corporate marketing and services and general manager of IBM United States, including hardware, software, maintenance, and services, with responsibility for all of that company's customer-related operations in the United States. Mr. Conrades retired from IBM in March 1992, and after that time and prior to his appointment as President of the Company, Mr. Conrades was consulting in venture capital businesses and was on the board of directors of several small technology ventures, including a subsidiary of the Company. Mr. Conrades is a director of Westinghouse Electric Corporation, Cubist Pharmaceuticals Corporation, and CRA Managed Care, Inc.

  Mr. Goldwasser has been Senior Vice President of the Company since 1991 and has served as Chief Financial Officer since 1992. He served as Treasurer of the Company from 1991 until November 1996, when he assumed the office of Assistant Treasurer.

  Mr. Campbell was elected Senior Vice President of the Company in July 1995, and has served as President of the Company's BBN Systems and Technologies Division since that time. Prior to that time, he was with Computer Task Group, Inc. an international integrated information technology services company, from 1968 to 1994, most recently serving as its chairman and chief executive officer. Mr. Campbell is a director of Dunn Tire Corp., First Empire State Corporation, and Gibraltar Steel Corp.

  Mr. Montjoy has served as General Counsel of the Company since 1984, served as Vice President of the Company from 1991 to 1995, and since 1995 has served as Senior Vice President of the Company.

  Mr. Gudonis was elected Vice President of the Company in November 1994, and has served as President of BBN Planet since that time. From October 1990 to October 1994, Mr. Gudonis worked at

Electronic Data Systems Corporation ("EDS"), a worldwide provider of information technology services, most recently as vice president and general manager of its Communications Industry Group. At EDS, Mr. Gudonis was responsible for building a global division of EDS serving the communications and media industry.

  Mr. Brauneis joined BBN in September 1995 and has served as Vice President and Controller of the Company since November 1995. Prior to joining BBN, Mr. Brauneis worked from January 1993 to January 1995 at SoftKey International Inc. (formerly Spinnaker Software Corporation) as chief financial officer and financial consultant, and from 1980 to 1992 at M/A-Com, Inc., where he served in the positions of vice president and comptroller, vice president/finance, and financial consultant.

  Mr. Levy is Chairman of the Board Emeritus of the Company and has been a director of the Company since 1973. Since his retirement as an employee of the Company in 1995, he has consulted for start-up ventures, in certain of which he has made private investments. Mr. Levy was an officer of the Company from 1970 to 1995, serving as President and Chief Executive Officer from 1976 to 1983; as Chairman of the Board and Chief Executive Officer from 1983 to 1993; as Chairman of the Board, President, and Chief Executive Officer in 1993; and as Chairman of the Board in 1994 and 1995. Mr. Levy is also a director of Thermo Optek, Inc. and OneWave Inc.

  Dr. Albertine has been a director of the Company since 1986. He has been Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., economic and public policy consultants, since its organization by him in 1990. Dr. Albertine is also Chairman of the Board of JIAN Group Holdings, LLC, a financial services consulting and holding company. Dr. Albertine is a director of Thermo Electron Corporation, American Precision Industries, Inc., and Intermagnetics General Corporation.

  Ms. Fjeldstad has been a director of the Company since 1994. She has been the President of the Video and Networking business unit of Tektronix Inc., a manufacturer of printers, displays, test instrumentation, and video equipment, since January 1995. During 1993 and 1994, she was President and Chief Executive Officer of Fjeldstad International, computing, telecommunications, media/entertainment, and consumer electronics industries consultants. Prior to that time, she had been employed for 25 years at International Business Machines Corporation. During her employment with IBM, Ms. Fjeldstad held a number of senior technical and management positions, including most recently corporate vice president, and general manager of multimedia (1992 to 1993) and corporate vice president, and president of the multimedia and education division (1990 to 1992). Ms. Fjeldstad is a director of Entergy Corporation and The Gap, Inc.

  Mr. Hopper has been a director of the Company since April 1996. He serves as president and is the principal owner of Max D. Hopper Associates, Inc., an advanced information technologies consulting firm he founded in 1995. Prior to that time, Mr. Hopper had been chairman of The SABRE Group (a technology services group) of AMR Corporation since 1993, and a senior vice president of AMR (the parent of American Airlines) since 1985. Mr. Hopper is a director of Centura Software Corporation, Computer Language Research Inc., Gartner Group Inc., Scopus Technology Corporation, USData Corp., VTEL Corp., and Worldtalk Corporation.

  Mr. McKenna has been a director of the Company since April 1996. He is chairman of The McKenna Group, a management and marketing strategy firm specializing in information and telecommunications technologies. He is also a venture partner with the venture capital firm of Kleiner Perkins Caufield & Byers. Mr. McKenna is on the board of directors of several pre-public, start-up companies.

  Mr. Nichols has been a director of the Company since 1978. He has been a partner of the law firm of Choate, Hall & Stewart, Boston, Massachusetts, since 1969. Choate, Hall & Stewart served as a counsel to the Company in fiscal 1996 and is serving in such capacity in fiscal 1997.

  Mr. Wellington has been a director of the Company since 1981. He serves as President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, international business consulting firms he founded in 1994 and 1989, respectively. Prior to 1989, Mr. Wellington served as Chairman of the Board of Augat Inc., a manufacturer of electromechanical components, for more than five years. Prior to 1988, he also held the positions of President and Chief Executive Officer of Augat Inc. Mr. Wellington is a director of Thermo Electron Corporation and Photoelectron Corporation. Prior to 1972, Mr. Wellington was a senior vice president of GTE International, Inc.

  There is no family relationship between any directors or executive officers of the Company.

DIRECTORS MEETINGS AND COMMITTEES

  Compensation and Other Transactions. During the Company's fiscal year ended June 30, 1996, the Board of Directors of the Company held a total of 16 meetings. Each director who was not a full-time employee of the Company received an annual retainer of $10,000 for services as a director, plus $750 for each Board meeting attended by the individual during the year and for each date (other than the date of a meeting of the Board) on which the individual attended one or more meetings of committees of the Board, plus $375 for each date of a meeting of the Board on which the individual also attended one or more separate meetings of committees of the Board. Each incumbent director attended not less than 75% of the aggregate of the meetings of the Board and of the committees of which he or she was a member held during the fiscal year ended June 30, 1996.

  Under the Company's deferred compensation plan for non-employee directors, each non-employee director has the option to make an annual election to defer his or her compensation as a director and to receive the deferred amounts in shares of Common Stock, either after the individual ceases to be a director or after the individual retires from his or her principal occupation. Deferred compensation is credited in units of stock of the Company, based on the value of the Common Stock at the time so credited. Messrs. Albertine and McKenna currently participate in this plan; until January 1, 1996, Mr. Wellington also participated in the plan. At July 1, 1996, the three individuals had units under the plan entitling them to an aggregate of 37,586 shares of Common Stock.

  The Company's 1986 Stock Incentive Plan provides that an option to purchase 3,000 shares of Common Stock is granted automatically on an annual basis to each non-employee director, on the third business day following the date of each annual meeting of shareholders at which the eligible director is elected or continues to serve under an unexpired term. The exercise price of each option is equal to the fair market value per share of the Common Stock on the date the option is granted. Options granted to non-employee directors are for a term of 5 years, and vest in equal annual installments over the first four years (subject to acceleration in the event of the director's death, mandatory retirement from the Board by reason of age, or retirement by reason of disability).

  Dr. Albertine has served as a member of the Company's Board of Visitors since November 1995. The Board of Visitors is a business development group organized by the Company to seek out new opportunities for government business. Dr. Albertine has elected to defer his compensation as a member of the Board of Visitors (currently $2,000 per meeting attended) and to receive the deferred amounts in shares of Common Stock under the Company's deferred compensation plan for non-employee directors.

  Mr. McKenna provided consulting services relating to marketing and business communications to the Company and its subsidiaries from September 1994 to December 1995, for which services he received fees aggregating approximately $175,000.

  Mr. Hopper provided consulting services relating to strategic marketing to the Company and its subsidiaries from March 1995 to March 1996, for which services he received fees aggregating approximately $50,000.

  In fiscal 1996 the Company undertook a reorganization program to combine its Internet and internetworking services operations, and to focus its business principally on a range of Internet capabilities. A corollary of this focus was the elimination or sale of subsidiaries. In this connection, the portion of executive compensation related to subsidiary stock options has been largely terminated, replaced in most part by a replacement option program for shares in BBN. In this connection, Messrs. Hopper and McKenna, who each served as a director of the Company's BBN Planet subsidiary prior to his election as a director of BBN, received a replacement option for 3,750 shares of BBN Common Stock in January 1996 in exchange for the termination of BBN Planet options owned by him. Also in connection with termination of the subsidiary option programs in BBN Planet Corporation and BBN HARK Systems Corporation, Mr. Conrades received replacement options as set forth in the table on Option Grants in Last Fiscal Year under the Caption "Compensation and Certain Other Transactions Involving Executive Officers" below, and Mr. Levy received a cash payment aggregating $79,688.

  In August and September 1996, each of Messrs. Albertine, Conrades, Hopper, and McKenna purchased 1,000, 15,000, 5,000, and 3,729 shares of Common Stock, respectively, from the Company under the Company's 1996 Restricted Stock Plan at 75% of the fair market value of the shares on the date of sale. The shares are restricted as to transfer and the individual is required to offer the shares back to the Company at the price paid if the individual terminates his service relationship with the Company within 2 years of the date of the acquisition of the shares.

  Audit Committee. The Audit Committee of the Board of Directors held 4 meetings during the fiscal year ended June 30, 1996. In general, the function of the Audit Committee is to recommend to the Board of Directors the engagement or discharge of the independent auditors; to consider with the independent auditors the scope of their audit and their audit fees; to review with the independent auditors the scope and results of their audit and their report and management letters; to review non-audit professional services by generic classification to be provided by the independent auditors, to review the magnitude of the range of fees for such non-audit services, and to consider the independence of the independent auditors; to review with the independent auditors and with the internal auditors and management of the Company, the Company's policies and procedures with respect to internal auditing, accounting, and financial controls; and to review the financial reporting and accounting standards and principles of the Company. Messrs. Albertine, Nichols, and Wellington, none of whom is or has been an officer or employee of the Company, currently serve as the Audit Committee.

  Compensation Committee; Compensation Committee Interlocks and Insider Participation. The Compensation and Stock Option Committee of the Board of Directors (the "Compensation Committee") held 13 meetings during the fiscal year ended June 30, 1996. In general, the function of the Compensation Committee is to administer the executive compensation and incentive compensation and stock option programs of the Company; to establish the compensation of the chief executive officer of the Company; to review salary and incentive bonus awards for other executive officers; and to award stock options.

  Ms. Fjeldstad and Messrs. Hatsopoulos and Wellington served on the Compensation Committee during the fiscal year ended June 30, 1996. None of these individuals is or has been an officer or employee of the Company.

  Customer Relationships Committee. The Board of Directors has a standing Customer Relationships Committee, the function of which, in general, is to monitor customer relationship processes, and to evaluate customer satisfaction criteria. Ms. Fjeldstad and Messrs. Hopper, McKenna, Nichols, and Wellington currently serve on the Customer Relationships Committee.

  Nominating Committee. The Board of Directors has not appointed a standing nominating committee.

                       COMMON STOCK OWNERSHIP OF CERTAIN
                       BENEFICIAL OWNERS AND MANAGEMENT

  As of May 5, 1997, there were 21,230,097 shares of Common Stock of the Company outstanding. The Company knows of no person who may be deemed to own beneficially more than five percent of the outstanding Common Stock, except as follows:

                                                           AMOUNT      PERCENT
                              NAME AND ADDRESS OF       BENEFICIALLY     OF
        TITLE OF                BENEFICIAL OWNER           OWNED        CLASS
         CLASS           ------------------------------ ------------   -------
Common Stock............ Kopp Investment Advisors, Inc.  3,365,096(1)   15.9%(1)
                         6600 France Avenue South
                         Edina, MN 55435

--------
(1) Kopp Investment Advisors, Inc., a registered investment advisor, has informed the Company, by a report dated January 28, 1997 on Schedule 13G, that at that time, it exercised investment discretion with respect to 3,196,096 of such shares for the benefit of investment accounts managed by the firm, and as to which accounts it had no voting power but had shared investment power.

  The following table sets forth certain information with respect to the beneficial ownership of shares of Common Stock as of May 1, 1997 (i) individually by the Chief Executive Officer, each of the four other most highly paid executive officers of the Company in fiscal 1996 (the "Named Executive Officers") and each director of the Company and (ii) by all current executive officers and directors of the Company as a group:

                                                 AMOUNT
 TITLE OF                                     BENEFICIALLY                PERCENT OF
 CLASS                 NAME OR GROUP          OWNED(1)(2)                  CLASS(3)
 --------     ------------------------------- ------------                ----------
Common Stock  George H. Conrades(4)(5)           701,952                     3.2%
              David N. Campbell..............     66,325
              John T. Kish, Jr.(6)...........          0
              Paul R. Gudonis (4)............     96,262
              Ralph A. Goldwasser............     59,986
              Steven R. Levy(7)..............     72,227
              John M. Albertine(4)(8)........     37,785
              Lucie J. Fjeldstad(9)..........      3,250
              Max D. Hopper(4)(10)...........      8,750
              Regis McKenna(4)(11)...........      8,304
              Andrew L. Nichols(12)..........     15,150
              Roger D. Wellington(13)........     37,077
              All current directors
              and executive                    1,146,175(4)(5)(7)            5.2%(4)(5)(7)
              officers as a group                       (8)(9)(10)                (8)(9)(10)
              (13 persons)...................           (11)(12)(13)(14)             (11)(12)(13)(14)

--------
 (1) The inclusion herein of any shares deemed beneficially owned under the rules of the Securities and Exchange Commission does not constitute an admission of beneficial ownership of such shares.

 (2) The shares shown as owned beneficially by the named individuals include 662,750, 51,325, 86,262, and 49,938 shares, respectively, as to which Messrs. Conrades, Campbell, Gudonis, and Goldwasser have the right to acquire ownership through the exercise of those options, held by each under the stock option plans of the Company, which are exercisable within 60 days of May 1, 1997.

 (3) If such percentage exceeds 1%.

 (4) The shares shown as owned beneficially include 15,000, 10,000, 1,000, 5,000 and 3,729 shares shown as owned by Messrs. Conrades, Gudonis, Albertine, Hopper and McKenna, respectively, sold to the individual under the Company's 1996 Restricted Stock Plan at 75% of the fair market value of the shares on the date of sale. The shares are restricted as to transfer and the individual is required to offer the shares back to the Company at the price paid if the individual terminates his service relationship with the Company within 2 years of the date of acquisition.

 (5) The shares shown as owned beneficially by Mr. Conrades include 37,202 shares owned jointly with his spouse, as to which shares Mr. Conrades and his spouse share voting and investment power, and 2,000 shares owned by Mr. Conrades' adult child. Mr. Conrades also owns $50,000 principal amount of the Company's 6% Convertible Subordinated Debentures due 2012.

 (6) Mr. Kish is no longer an executive officer or in the employ of the Company. Where included, information concerning Mr. Kish has been provided to the Company by Mr. Kish.

 (7) The shares shown as owned beneficially by Mr. Levy include 32,995 shares held in his participant account under the BBN Retirement Trust.

 (8) The shares shown as owned beneficially by Dr. Albertine include 324 shares owned by Dr. Albertine's spouse, as to which shares Dr. Albertine disclaims beneficial ownership, and 2,250 shares as to which Dr. Albertine has the right to acquire ownership through the exercise of those options, held by him under the stock option plans of the Company, which are exercisable within 60 days of May 1, 1997. The shares shown as owned beneficially also include 18,677 shares represented by units allocated under the Company's deferred compensation plan for non-employee directors entitling Dr. Albertine as of March 31, 1997 to receive that number of shares on or after his deferral termination date.

 (9) The shares shown as owned beneficially by Ms. Fjeldstad include 2,250 shares as to which Ms. Fjeldstad has the right to acquire ownership through the exercise of those options, held by her under the stock option plans of the Company, which are exercisable within 60 days of May 1, 1997.

(10) The shares shown as owned beneficially by Mr. Hopper include 3,750 shares as to which Mr. Hopper has the right to acquire ownership through the exercise of those options, held by him under the stock option plans of the Company, which are exercisable within 60 days of May 1, 1997.

(11) The shares shown as owned beneficially by Mr. McKenna include 3,750 shares as to which Mr. McKenna has the right to acquire ownership through the exercise of those options, held by him under the stock option plans of the Company, which are exercisable within 60 days of May 1, 1997. The shares shown as owned beneficially also include 825 shares represented by units allocated under the Company's deferred compensation plan for non-employee directors entitling Mr. McKenna as of March 31, 1997 to receive that number of shares on or after his deferral termination date.

(12) The shares shown as owned beneficially by Mr. Nichols include 900 shares owned by a partnership of which Mr. Nichols is a general partner and in which he has a 50% beneficial interest, and 2,250 shares as to which Mr. Nichols has the right to acquire ownership through the exercise of those options, held by him under the stock option plans of the Company, which are exercisable within 60 days of May 1, 1997.

(13) The shares shown as owned beneficially by Mr. Wellington include 2,250 shares as to which Mr. Wellington has the right to acquire ownership through the exercise of those options, held by him under the stock option plans of the Company, which are exercisable within 60 days of May 1, 1997. The shares shown as owned beneficially also include 19,827 shares represented by units allocated under the Company's deferred compensation plan for non-employee directors entitling Mr. Wellington as of March 31, 1997 to receive that number of shares on or after his deferral termination date.

(14) The shares shown as beneficially owned include an aggregate of 24,426 shares as to which two executive officers not named in the table have the right to acquire ownership through the exercise of those options, held by such officers under stock option plans of the Company, which are exercisable within 60 days of May 1, 1997.

  Information in the table above does not include options to acquire Common Stock, but does include shares of Common Stock which have not been issued but which are subject to options which either are currently exercisable or will become exercisable within 60 days of May 1, 1997. In addition, all In the Money Options (as defined in the Merger Agreement) will become exercisable immediately prior to the consummation of the Offer.

   COMPENSATION AND CERTAIN OTHER TRANSACTIONS INVOLVING EXECUTIVE OFFICERS

  Compensation. There is set forth below, on an accrual basis, the aggregate amount of base salary, bonus, and other cash compensation paid by the Company, and the number of shares of Common Stock of the Company and of common stock of specified subsidiaries of the Company issuable upon exercise of stock options granted under the respective company's stock option plans, during the fiscal years ended June 30, 1996, 1995, and 1994 for services rendered, to the individual (Mr. Conrades) who served during the fiscal year ended June 30, 1996 as chief executive officer of the Company, and to the four other most highly compensated individuals (Messrs. Campbell, Kish, Gudonis, and Goldwasser) who were serving as executive officers of the Company at the end of the 1996 fiscal year. Mr. Kish is no longer in the employ of the Company.

                          SUMMARY COMPENSATION TABLE

                                                                         LONG-TERM
                                   ANNUAL COMPENSATION                 COMPENSATION
                              ----------------------------------   ---------------------
                                                                     STOCK UNDERLYING
                                                                      OPTIONS (NUMBER          ALL
  NAME AND PRINCIPAL   FISCAL                       OTHER ANNUAL         OF SHARES            OTHER
       POSITION         YEAR   SALARY       BONUS   COMPENSATION      AND COMPANY(1))    COMPENSATION(2)
  ------------------   ------ --------     -------- ------------   --------------------- ---------------
George H. Conrades,     1996  $400,000            0   $270,928(3)   13,500 (BBN) (4)         $ 7,688(5)
 President and Chief    1995   400,000            0    176,871(6)  100,000 (PLT) (4)          14,860(5)
 Executive Officer                                                 100,000 (HRK) (4)
                        1994   206,154(7)         0     88,800(8)  800,000 (BBN)                   0
                                                                   100,000 (LSC) (9)
                                                                   100,000 (DC)  (10)
David N. Campbell,      1996   284,230     $150,000     79,600(11) 194,050 (BBN) (4)               0
 Senior Vice President                                              30,000 (PLT) (4)
                                                                    30,000 (HRK) (4)
                                                                    30,000 (DC)  (10)
John T. Kish, Jr.,      1996   270,000                  10,241(12)     675 (BBN) (4)(13)       4,500
 Vice President         1995   225,000      125,000    170,874(14)  65,000 (BBN) (15)              0
                                                                     5,000 (PLT) (4)
                                                                     5,000 (HRK) (4)
                        1994       786(16)                         300,000 (DC)  (17)              0
Paul R. Gudonis,         1996  220,833       50,000                153,800 (BBN) (4)               5,625(5)
 Vice President         1995   125,000(18)  138,500                 50,000 (BBN)                   0
                                                                   350,000 (PLT) (4)
                                                                     5,000 (DC)  (10)
                                                                     5,000 (HRK) (4)
Ralph A. Goldwasser,    1996   210,000       50,000                 42,500 (BBN) (4)          17,688(5)
 Senior Vice President                                              20,000 (HRK) (4)
 and Chief Financial                                                23,000 (DC)  (10)
 Officer
                        1995   182,500       25,000                 40,000 (BBN)              15,423(5)
                                                                    30,000 (PLT) (4)
                                                                    10,000 (HRK) (4)
                        1994   172,500            0                 25,000 (BBN)              12,527
                                                                     7,000 (LSC) (9)
                                                                     7,000 (DC)  (10)

--------
(1) In addition to options granted to purchase Common Stock of the Company (designated in the table as "BBN"), certain executive officers of the Company have in the past been granted options to purchase common stock of specified subsidiaries of the Company, as compensation for their services related to the subsidiary. Options were granted during the fiscal years ended June 30, 1996, June 30, 1995, and June 30, 1994 to the specified executive officers in one or more of the following subsidiaries of the Company: LightStream Corporation (designated in the table as "LSC"), a majority-owned subsidiary of BBN; BBN Planet Corporation (designated in the table as "PLT"), formerly a majority-owned subsidiary of BBN; BBN Domain Corporation, formerly known as BBN Software Products Corporation (designated in the table as "DC"), formerly a wholly-owned subsidiary of BBN; and BBN HARK Systems Corporation (designated in the table as "HRK"), formerly a wholly-owned subsidiary of BBN. In January 1995, LightStream Corporation sold substantially all of its assets for approximately $120,000,000 in cash. In connection with that transaction, stock options held in LightStream by Messrs. Conrades and Goldwasser and certain other executive officers of the Company were canceled by agreement, without payment to the individuals. Stock options held by LightStream employees were, in general, exchanged in that transaction for a cash payment from LightStream. In fiscal 1996, BBN HARK Systems Corporation was merged into the Company. In connection with that transaction, stock options held in BBN HARK by Messrs. Conrades, Campbell, Kish, Gudonis, and Goldwasser and certain other executive officers of the Company were replaced by options in the Company's stock under the Company's 1986 Stock Incentive Plan. In fiscal 1996, in connection with the reorganization of the Company's Internet and internetworking activities, stock options held in BBN Planet Corporation by Messrs. Conrades, Campbell, Kish, Gudonis, and Goldwasser and certain other executive officers of the Company were replaced by options in the Company's stock under the Company's 1986 Stock Incentive Plan. BBN Planet has since been merged into the Company. In July 1996, BBN Domain Corporation was recapitalized and the majority of the Company's stock ownership in BBN Domain was sold; in connection with the recapitalization and sale, stock options held in BBN Domain by Messrs. Conrades, Campbell, Gudonis, and Goldwasser and certain other executive officers of the Company who held options but did not become employees of BBN Domain remain outstanding, to the extent vested at the time of sale, at a reformulated price of $0.61 per share. Mr. Kish, who left the employ of the Company in connection with the sale and remains the president of BBN Domain (now called Domain Solutions Corporation), continues in his options of Domain Solutions Corporation at the reformulated price of $0.61 per share.

(2) Except as otherwise noted, indicated amounts are the Company's contribution to the BBN Retirement Trust, the tax-qualified defined contribution retirement plan of the Company and its subsidiaries, for the benefit of the indicated individual.
(3) Amount represents expenses paid by the Company in connection with the carrying expenses of Mr. Conrades' former residence, assumed by the Company by agreement in connection with Mr. Conrades' relocation to Massachusetts, and tax reimbursement for such expenses paid, in the fiscal year.

(4) In fiscal 1996 the Company undertook a program to combine its Internet and internetworking services operations, and to focus its business principally on a range of Internet capabilities. A corollary of this focus was the elimination or sale of subsidiaries. In this connection, the portion of the executive compensation package related to subsidiary stock options has been largely terminated, replaced for those employees covered previously by subsidiary options who remained or became employees of BBN by a replacement option program for shares in BBN. Replacement options for BBN shares have been awarded to recipients of options under the plans of BBN Planet and BBN HARK, in general to the effect that for every 100 shares of stock of BBN Planet covered by a replaced option, the individual received a BBN option for 12.5 shares of BBN stock at an exercise price of $18.125 per share, as to which 50% would vest after 6 months and an additional 50% would vest after 12 months, and that for every 100 shares of stock of BBN HARK covered by a replaced option, the individual received a BBN option for 1 share of BBN stock at an exercise price of $28.875 per share, as to which 25% would vest after 1 year and an additional 25% would vest annually thereafter. As a result, BBN Planet and BBN HARK options have been canceled, unexercised; replacement options for BBN shares are included in fiscal 1996 figures.

 (5) Includes amounts credited by the Company to the account of the individual under the Company's non-qualified deferred compensation plan for certain key executives, established effective April 1, 1995. In general, participation in the Deferred Compensation Plan is limited to executives selected from among those with annual base salary in excess of $150,000. Under the Deferred Compensation Plan, a participant may defer base salary in excess of the $150,000 limit, plus bonuses; in addition, the Company can make discretionary retirement contributions. Deferred amounts are payable at a fixed future date selected in advance by the participant, upon termination of employment, or in the case of certain hardships. Accounts are adjusted for notional investment earnings based on participant choices from among the same range of investment funds (other than Company stock) as are available under the Company's tax-qualified BBN Retirement Trust. The Company, although not obligated to do so under the terms of the Deferred Compensation Plan, has established a trust to help meet future payment obligations under the Deferred Compensation Plan. Obligations under the Deferred Compensation Plan are general obligations of the Company, and the rights of participants to benefits remain those of general creditors of the Company. In the event of certain changes in control of the Company, participants would be entitled to reimbursement for certain costs incurred in enforcing rights under the Deferred Compensation Plan. To make up for certain limitations imposed by the Internal Revenue Code on contributions to the BBN Retirement Trust, the Company credited the following amounts: for the year ended June 30, 1995, $3,750 and $4,313, respectively, for Messrs. Conrades and Goldwasser; for the year ended June 30, 1996, $6,438, $1,125, and $6,438, respectively, for Messrs. Conrades, Gudonis, and Goldwasser.

 (6) Amount includes expenses incurred by the Company in connection with the sale of Mr. Conrades' former residence, assumed by the Company by agreement in connection with Mr. Conrades' relocation to Massachusetts, aggregating $170,346. Amount also includes interim local living expenses prior to Mr. Conrades' relocation to Massachusetts paid, and tax reimbursement for interim local living expenses paid, in the fiscal year, aggregating $6,525.

 (7) Payments primarily constituting six months salary, at an annualized rate of $400,000 per year.

 (8) Amount includes interim local living expenses prior to Mr. Conrades' relocation to Massachusetts paid, and tax reimbursement for interim local living expenses paid, in the fiscal year, aggregating $51,300. Amount also includes $37,500, the amount of the difference between the price paid by Mr. Conrades for 20,202 shares of Common Stock of the Company purchased from the Company upon Mr. Conrades joining the employ of the Company, and the fair market value of such shares on the date of purchase.

(9) Canceled by agreement, without compensation to the individual, upon sale of the business of LightStream Corporation.

(10) Options for employees of BBN Domain were reformulated upon the recapitalization and sale by BBN of the majority of the stock of that company in July 1996. Following the sale, stock options in BBN Domain held by certain executive officers of BBN who held options but did not become employees of BBN Domain, remain outstanding, to the extent vested at the time of the sale, at a reformulated price of $0.61 per share.

(11) Amount represents relocation expenses related to Mr. Campbell's relocation to Massachusetts paid in the fiscal year, aggregating $41,000, and expenses incurred by the Company in connection with the sale of Mr. Campbell's former residence, assumed by the Company by agreement in connection with Mr. Campbell's relocation to Massachusetts, aggregating $38,600.

(12) Amount represents relocation expenses related to Mr. Kish's relocation to Massachusetts and related tax reimbursement paid in the fiscal year.

(13) Options for 362 of such shares were unvested at, and terminated upon, Mr. Kish's leaving the employ of the Company in July 1996.

(14) Amount represents relocation expenses related to Mr. Kish's relocation to Massachusetts and related tax reimbursement paid in the fiscal year, aggregating $115,747, and expenses incurred by the Company in connection with the sale of Mr. Kish's former residence, assumed by the Company by agreement in connection with Mr. Kish's relocation to Massachusetts, aggregating $55,127.
(15) Options for 46,250 of such shares were unvested at, and terminated upon, Mr. Kish's leaving the employ of the Company in July 1996.
(16) Mr. Kish joined the employ of the Company in June 1994.
(17) In connection with the recapitalization and sale of a majority of the stock of BBN Domain Corporation by the Company in July 1996, option was continued at a reformulated price of $0.61 per share.
(18) Payments consisting of seven and one-half months of salary, at an annualized rate of $200,000 per year.

  The aggregate incremental cost of personal benefits provided by the Company in each of fiscal 1996, 1995, and 1994, to each of the individuals named in the Summary Compensation Table (other than to Messrs. Conrades, Campbell, and
Kish), did not exceed the lesser of $50,000 or 10% of the indicated amount of total annual salary and bonus reported for the named individual in the Summary Compensation Table.

 Employment Agreements, Loans, and Separation Pay Arrangements.

  The agreement with Mr. Conrades provides that if his employment is terminated by the Company without cause, the Company will pay him an amount equal to one year's base salary, as full termination benefits.

  In connection with the sale by the Company of the majority of the stock of BBN Domain Corporation, of which Mr. Kish serves as president, Mr. Kish left the employ of the Company on July 31, 1996, after 2 years of service. At that time Mr. Kish received $135,000 in incentive pay and the Company agreed that in the event his employment with BBN Domain (the name of which has been changed in connection with the sale to Domain Solutions Corporation) is involuntarily terminated for any reason other than cause within 1 year following July 31, 1996, and if the total severance package paid to him in connection with such termination has a value of less than $270,000, BBN will pay Mr. Kish at the time of such termination the difference between such value and $270,000. In addition, the exercisability of options held by Mr. Kish for 15,000 shares of Common Stock of the Company granted in August 1994 was accelerated to become exercisable through the period ending September 29, 1996. BBN also agreed with Domain Solutions Corporation to sell to Domain Solutions Corporation, at the exercise price of $0.61 per share, a portion of its shares of Domain Solutions Corporation necessary to fund the exercise by Mr. Kish of the outstanding and vested options for 150,000 shares of common stock of Domain Solutions Corporation held by Mr. Kish at the date of termination, as well as for a supplemental grant to Mr. Kish by Domain Solutions Corporation, if made, for 25,000 shares.

  In connection with his relocation to Massachusetts to join the employ of the Company, Mr. Kish borrowed from the Company in August 1994 an aggregate of $150,000 to bridge the purchase of a house in Massachusetts pending the sale of his previous home in California. The borrowing was represented by a term note, due in two equal installments on August 1, 1995 and 1996, given by Mr. Kish, which note carried simple interest at 8% per annum. The principal amount of $75,000 outstanding at July 31, 1996, together with accrued interest, was forgiven by the Company following the termination of employment with BBN of Mr. Kish.

  As part of the bonus payments made to Mr. Gudonis in the 1995 fiscal year, $88,500 was paid to him to reimburse him for forfeitures under a bonus plan at his former employer. Mr. Gudonis' agreement with the Company provides that in the event that he resigns from BBN during the first four years of employment, he is responsible for reimbursing a pro-rata share of this payment made to him.

  Stock Option Grants. The table below sets forth information with respect to stock options granted in fiscal year 1996 to the individuals named in the Summary Compensation Table above; the options listed below are reflected in the Summary Compensation Table. Information presented in the table below is with respect to employee stock option plans; neither the Summary Compensation Table above nor the tables on option grants and option exercises below includes information related to the Company's employee stock purchase plan, which is generally available to employees of the Company.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                             POTENTIAL REALIZABLE
                                                                                               VALUE AT ASSUMED
                                                                                             ANNUAL RATES OF STOCK
                                                                                              PRICE APPRECIATION
                                                                                              FOR OPTION TERM (9)
                                                                                         ------------------------------
                             NUMBER
                           OF SHARES
                           UNDERLYING
                            OPTIONS          % OF TOTAL
                           GRANTED TO         OPTIONS
                        PURCHASE COMMON      GRANTED TO
                          STOCK OF BBN       EMPLOYEES  EXERCISE   MARKET    EXPIRATION
                          OR SPECIFIED       IN  FISCAL   PRICE     PRICE       DATE
       NAME          SUBSIDIARIES (1)(4)(5)   YEAR (6)  ($/SH)(7) ($/SH)(8) (2)(3)(4)(5)    0%       5%         10%
       ----         ----------------------------------- --------- --------- ------------ -------- ---------  ----------
George H.
Conrades..........  1,000     (BBN)   (2)       0.05%    $28.875              1/17/01             $   7,978  $   17,628
                    12,500    (BBN)   (3)       0.6       18.125   $28.875    1/17/00    $134,375   212,159     301,886
David N. Campbell.  150,000   (BBN)             7.7       35.75               7/24/02             2,183,074   5,087,457
                    30,000    (PLT)   (10)     11.1        8.00               7/27/05                   (10)        (10)
                    30,000    (HRK)   (11)     17.2        1.00                8/4/05                   (11)        (11)
                    30,000    (DC)    (12)      9.0        3.50                8/7/05             66,033(12) 167,339(12)
                    300       (BBN)   (2)       0.0       28.875              1/17/01                 2,393       5,288
                    3,750     (BBN)   (3)       0.2       18.125    28.875    1/17/00      40,312    63,648      90,565
                    40,000    (BBN)             2.1       27.50                5/6/03               447,810   1,043,581
John T. Kish,
Jr. ..............  50        (BBN)   (2)       0.0       28.875              1/17/01                   399         881
                    625       (BBN)   (3)       0.0       18.125    28.875    1/17/00       6,718    10,608      15,094
Paul R. Gudonis...  50        (BBN)   (2)       0.0       28.875              1/17/01                   399         881
                    43,750    (BBN)   (3)       2.2       18.125    28.875    1/17/00     470,312   742,558   1,056,601
                    110,000   (BBN)             5.7       28.875              1/17/03             1,293,053   3,013,363
Ralph A.
Goldwasser........  20,000    (HRK)   (11)     11.4        1.00                8/4/05                   (11)        (11)
                    23,000    (DC)    (12)      6.9        3.50                8/7/05             50,626(12) 128,293(12)
                    300       (BBN)   (2)       0.0       28.875              1/17/01                 2,393       5,288
                    3,750     (BBN)   (3)       0.2       18.125    28.875    1/17/00      40,312    63,648      90,565
                    38,450    (BBN)             2.0       27.50                5/6/03               430,457   1,003,142

                               INDIVIDUAL GRANTS
--------
(1) BBN Corporation is designated in the table as "BBN"; BBN HARK Systems Corporation, formerly a wholly-owned subsidiary of BBN, is designated in the table as "HRK"; BBN Planet Corporation, formerly a majority-owned subsidiary of BBN, is designated in the table as "PLT"; and BBN Domain Corporation, formerly a wholly-owned subsidiary of BBN, is designated in the table as "DC".

(2) These options for BBN shares were granted under the Company's 1986 Stock Incentive Plan replacing options previously granted under the subsidiary option plan for BBN HARK Systems Corporation. These BBN stock options are exercisable as to 25% after one year from grant, an additional 25% after two years, an additional 25% after three years, and the remainder after four years from grant, if the optionee is employed by BBN at the respective date. These options were granted for a term of 5 years.

 (3) These options for BBN shares were granted under the Company's 1986 Stock Incentive Plan replacing options previously granted under the subsidiary option plan for BBN Planet Corporation. These BBN stock options are exercisable as to 50% after 6 months from grant, and the remainder after 12 months from grant, if the optionee is employed by BBN at the respective date. These options were granted for a term of 4 years. The fair market value of the BBN Common Stock on the date of grant was $28.875.
 (4) All BBN options (other than the BBN Planet replacement options) granted in fiscal 1996 to named individuals vest 25% after one year from grant, an additional 25% after two years, an additional 25% after three years, and the remainder after four years from grant, if the optionee is employed by BBN at the respective date. All BBN options (other than the BBN Planet and BBN HARK replacement options) were each granted for terms of 7 years. In general, all BBN options, including the BBN Planet and BBN HARK replacement options granted to Messrs. Conrades, Campbell, Kish, Gudonis, and Goldwasser, are subject to termination 60 days following termination of the optionee's employment (180 days, in the event of death). All BBN options (other than the BBN Planet replacement options) were granted at fair market value (closing price of the Company's Common Stock on the New York Stock Exchange) at date of grant. The BBN options replacing options previously granted under the subsidiary option plan of BBN Planet were granted at a reduced price from fair market value, which took into consideration the spread in the estimated BBN Planet stock value and the replaced option's exercise price. The exercise price and tax withholding obligations related to exercise of all BBN options may be paid by delivery of already-owned shares or by offset of the underlying shares, subject to certain conditions.
 (5) All subsidiary options granted in fiscal 1996 vested as to 25% after one year from grant, an additional 25% after two years, an additional 25% after three years, and the remainder after four years from grant, if the optionee was employed at the respective date. None of the options was exercisable until 90 days after the respective company's stock becomes publicly traded. The options were each granted for terms of 10 years, subject to termination 60 days following termination of the optionee's employment (180 days, in the event of death), or if later, 90 days after the company's stock becomes publicly traded. In general, options were granted at the estimated fair value of the company's stock at the date of grant. The exercise price and tax withholding obligations relating to exercise could be paid by delivery of already owned shares or by offset of the underlying shares, subject to certain conditions.
 (6) Percentage figure is of the total options of shares of the respective company granted in the fiscal year.
 (7) Under the terms of the Company's stock option plans, the Committee or the respective board retains the discretion, subject to plan limits, to modify the terms of outstanding options and to reprice the options.
 (8) Market price of the underlying security on the date of grant, if in excess of the exercise price.
 (9) Gains are calculated net of the option exercise price, but before taxes associated with exercise. These amounts represent certain assumed rates of appreciation only. Actual gains, if any, in stock option exercises are dependent upon the future performance of the respective common stock, as well as the optionee's continued employment through the vesting period, and for subsidiary options, on the respective company's stock becoming publicly traded during the option period. The amounts reflected in these columns may not necessarily be achieved.
(10) These options have been replaced by options for BBN shares. See footnote 3 above.
(11) These options have been replaced by options for BBN shares. See footnote 2 above.
(12) In connection with the recapitalization of BBN Domain Corporation and the July 31, 1996 sale by the Company of the majority of the stock of that company, options for 25% of the optioned shares, at a reformulated price of $0.61 per share, were vested; the remainder were unvested, and were canceled upon the termination of the service relationship of the individual with BBN Domain Corporation.

  Stock Option Exercises and Options Outstanding. The table below sets forth information with respect to stock options exercised by the individuals named in the Summary Compensation Table in fiscal year 1996, and the number and value of unexercised options held by such persons on June 30, 1996.

        OPTION EXERCISES IN FISCAL YEAR 1996 AND YEAR-END OPTION VALUES

                                                          COMPANY AND
                                                        NUMBER OF SHARES
                                                           UNDERLYING                   VALUE OF UNEXERCISED
                                                      UNEXERCISED OPTIONS               IN-THE-MONEY OPTIONS
                                                        AT JUNE 30, 1996                  AT JUNE 30, 1996
                                              ------------------------------------    ----------------------------
                           SHARES
                         ACQUIRED ON  VALUE
          NAME            EXERCISE   REALIZED COMPANY(1) EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
          ----           ----------- -------- ---------- -------------------------    ----------------------------
George H. Conrades......        0         --     BBN          500,000      313,500    $  4,687,500(2) $  2,857,813(2)
                                                 DC                 0      100,000(4)             (3)             (3)(4)
David N. Campbell.......        0         --     BBN                0      194,050               0          13,594(2)
                                                 DC                 0       30,000(4)            0                (3)(4)
John Kish...............        0         --     BBN            3,750       61,925(5)       13,594(2)      424,297(2)(5)
                                                 DC                 0      300,000                (3)             (3)
Paul R. Gudonis.........        0         --     BBN                0      203,800               0         302,344(2)
                                                 DC                 0        5,000(4)             (3)             (3)(4)
Ralph A. Goldwasser.....   28,500    $779,625    BBN           19,000       90,000         164,125(2)      310,906(2)
                                                 DC                 0       30,000(4)             (3)             (3)(4)

-------
(1) BBN Corporation is designated in the table as "BBN"; and BBN Domain Corporation, formerly a wholly-owned subsidiary of BBN, is designated in the table as "DC".
(2) Represents the excess, if any, between the closing price of the Company's Common Stock on June 28, 1996 and the exercise price of the options.
(3) These options were vested as to 50,000 shares, 0 shares, 150,000 shares, 1,250 shares, and 3,500 shares, respectively, for each of Messrs. Conrades, Campbell, Kish, Gudonis, and Goldwasser at June 30, 1996 but are unexercisable until following public trading of the related common stock, and no public market currently exists for the shares underlying these options. Accordingly, no value in excess of the exercise price has been attributed to these options.
(4) Option amounts in excess of the then-vested portion (vested as to 50,000 shares, 7,500 shares, 1,250 shares, and 9,250 shares, respectively, for each of Messrs. Conrades, Campbell, Gudonis, and Goldwasser) were canceled, unexercised under the terms of the options following the sale by BBN of the majority of the stock of BBN Domain Corporation in July 1996.
(5) The exercisability of the options to the extent of 15,000 shares was accelerated upon Mr. Kish leaving the employ of the Company in July 1996, and the remaining unvested options were terminated at that time. Vested options held by Mr. Kish at the date of termination of his employment (aggregating 19,063 shares) were exercisable by Mr. Kish through the period ended September 27, 1996. Of that amount, options for a total of 15,000 shares were exercised by Mr. Kish in September 1996, with a value realized (representing the difference between the closing price of the Company's Common Stock on the date of exercise and the exercise price of the options) aggregating $48,750. The remaining options for 4,063 shares terminated unexercised.

    Change-of-Control Arrangements. The Company has termination agreements with the individuals named in the Summary Compensation Table above, which agreements obligate the respective employee to remain in the employ of the Company during the pendency of any change-of-control proposal. In consideration for such agreement, the Company agrees to pay severance benefits to each such individual, consisting of payment of approximately three times his then most recent five-year average annual salary and cash bonus, together with certain other benefits (including the acceleration of the exercisability of outstanding stock options and continued participation for one year in accident and health insurance) and payment of an amount equal to a "gross-up" payment with respect to any excise taxes payable by the individual as a result of the severance benefits. The benefits are payable in the case of Mr. Conrades if his employment terminates (including a voluntary termination on his part) for any reason other than death, disability, normal retirement, or as the result of commission by him of a felony; the benefits are payable in the case of each of the other named individuals only if his employment is terminated by the Company for any reason other than for "cause" or is terminated by such individual as the result of specified justification, in all cases during a period of two years following a "change of control" of the Company. A change of control is defined to include the acquisition of 30% or more of the Company's then-outstanding stock, and other changes of control as determined by regulatory authorities. Such severance payments would not be reduced for compensation received by the individual from any new employment. The agreements provide that five years after commencement, the change-of-control payment rights may be canceled by the Company by notice given more than 30 days prior to the change of control. The five-year period has run for Mr. Goldwasser. Under the agreements, based upon the average annual compensation paid by the Company to the individual with respect to the last five calendar years or shorter period he has been with the Company (and assuming no gross-up payment), change-of-control cash severance payments would, if payable, be approximately $1,200,000, $900,000, $900,000, $800,000, and $515,000, respectively, for Messrs.
  Conrades, Campbell, Kish, Gudonis, and Goldwasser. The agreement with Mr. Kish has terminated as a result of his termination of employment with the Company effective July 31, 1996.

               COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

  Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater-than-ten-percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

  To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company, during the fiscal year ended June 30, 1996, all Section 16(a) filing requirements applicable to its officers, directors and greater-than-ten-percent beneficial owners were complied with.

                           [ALEX. BROWN LETTERHEAD]

                                                                      ANNEX II


                                          May 6, 1997

BBN Corporation
150 Cambridge Park Drive
Cambridge, MA 02140

Dear Sirs:

  BBN Corporation (the "Company"), GTE Corporation ("Buyer") and GTE Massachusetts Incorporated, a Massachusetts corporation and a wholly owned subsidiary of Buyer ("Purchaser"), have entered into the Agreement and Plan of Merger dated as of May 5, 1997 (the "Agreement"). Pursuant to the Agreement, Purchaser shall commence a tender offer (the "Offer") to purchase all shares of the Company's common stock issued and outstanding at a price of $29.00 per share, net to the seller in cash (the "Cash Consideration"). Thereafter, Purchaser shall be merged with and into the Company and the Company shall continue as the surviving corporation as a subsidiary of Buyer (the "Merger"). Stockholders of the Company other than Buyer shall receive the Cash Consideration in the Merger. You have requested our opinion as to whether the Cash Consideration is fair, from a financial point of view, to the Company's stockholders.

  Alex. Brown & Sons Incorporated ("Alex. Brown"), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Board of Directors of the Company in connection with the transaction described above and will receive a fee for our services, a portion of which is contingent upon the consummation of the Offer. We have also acted as placement agent for a private offering of the Company's common stock and as the Company's financial advisor with respect to the sale of Lightstream Corporation, the divestiture of a majority interest in its BBN Domain subsidiary and general advisory services. Alex. Brown regularly publishes research reports regarding the communications services industry and the businesses and securities of the Company and other publicly owned companies in the communications services industry. In the ordinary course of business, Alex. Brown may actively trade the securities of both the Company and the Buyer for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in securities of the Company and the Buyer.

  In connection with this opinion, we have reviewed certain publicly available financial information and other information concerning the Company and Buyer and certain internal analyses and other information furnished to us by the Company. We have also held discussions with the members of the senior management of the Company regarding the business and prospects of the Company. In addition, we have (i) reviewed the reported prices and trading activity for the common stock of the Company, (ii) compared certain financial and stock market information for the Company with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which we deemed comparable in whole or in part, (iv) reviewed the terms of the Agreement, and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

  We have not independently verified the information described above, and for purposes of this opinion have assumed the accuracy, completeness and fairness thereof. With respect to the information relating to the prospects of the Company, we have assumed that such information reflects the best currently available judgments and estimates of the management of the Company as to the likely future financial performance of the Company. In addition, we have not made an independent evaluation or appraisal of the assets of the Company and Buyer, nor have we been furnished with any such evaluations or appraisals. Our opinion is based on market, economic and other conditions as they exist and can be evaluated as of the date of this letter.

  Our advisory services and the opinion expressed herein were prepared for the use of the Board of Directors of the Company and do not constitute a recommendation to the Company's stockholders as to whether they should tender their shares in the Offer. We hereby consent, however, to the inclusion of this opinion in its entirety in any filing required to be made by the Company with the Securities and Exchange Commission with respect to the Offer and the Merger.

  Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the Cash Consideration is fair, from a financial point of view, to the Company's stockholders.

                                          Very truly yours,

                                          ALEX. BROWN & SONS INCORPORATED

                                          By:      /s/ Alex. Brown & Sons
                                                        Incorporated
                                             ----------------------------------

                                     II-2